PROSPECTUS
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                                 900,000 SHARES

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                           GENERAL BEARING CORPORATION

                                  COMMON STOCK



    All of the  shares of  common  stock,  $.01 par  value  per  share  ("Common
Stock"), offered hereby are being sold by General Bearing Corporation, a Delaware corporation ("Company"). Prior to this offering ("Offering"), there has been no public market for the Common Stock, and there can be no assurance that an active market will develop. The offering price of the Common Stock has been determined by negotiation between the Company and H.J. Meyers & Co., Inc., the representative ("Representative") of the several underwriters ("Underwriters"), and is not necessarily related to the Company's asset value or any other established criterion of value. For the method of determining the initial public offering price of the Common Stock see "Risk Factors" and "Underwriting." The Common Stock has been approved for listing on the NASDAQ SmallCap Market under the symbol "GNRL."



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    THESE  SECURITIES  ARE  SPECULATIVE  AND  INVOLVE A HIGH  DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PERSONS WHO PURCHASE THESE SECURITIES WILL INCUR SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


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    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                            UNDERWRITING
                              PRICE TO      DISCOUNTS AND    PROCEEDS TO
                               PUBLIC       COMMISSIONS(1)    COMPANY(2)
--------------------------------------------------------------------------------

Per Share                     $7.00           $0.63           $6.37
--------------------------------------------------------------------------------
Total(3)                     $6,300,000      $567,000        $5,733,000

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(1) Does not include additional compensation to be received by the Representative in the form of (i) a non-accountable expense allowance of $157,500 (or $181,125 if the Underwriters' over-allotment option described in footnote (3) is exercised in full); and (ii) warrants to purchase up to 90,000 shares of Common Stock at $ 9.80 per share (that being 140% of the initial public offering price), exercisable over a period of four years, commencing one year from the date of this Prospectus ("Representative's Warrants"). In addition, the Company has agreed to indemnify the Underwriters against certain civil liabilities under the Securities Act of 1933, as amended ("Act"). See "Underwriting."
(2) Before deducting expenses of this Offering payable by the Company, estimated at $633,500, including the Representative's non-accountable expense allowance.
(3) The Company has granted the Underwriters an option, exercisable within 45 business days of the date of this Prospectus, to purchase up to 135,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If all such additional shares of Common Stock are purchased, the total price to public, underwriting discounts and commissions and proceeds to Company will be increased to $7,245,000, $652,050 and $6,592,950, respectively. See "Underwriting."

         The shares of Common Stock are offered on a "firm commitment" basis by the Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to prior sale, withdrawal or cancellation of the offer without notice. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of H.J. Meyers & Co., Inc., 1895 Mt. Hope Avenue, Rochester, New York 14620 on or about February 13, 1997.



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                THE DATE OF THIS PROSPECTUS IS FEBRUARY 7, 1997.























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               STANDARD AND SPECIAL BALL AND ROLLER BEARINGS


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

The General(R) is a trademark of, and Hyatt(R) is a trademark licensed to, the Company. This Prospectus also includes names, tradenames and trademarks of other companies.





                            PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should consider carefully the information set forth under "Risk Factors." Unless otherwise indicated, (i) the information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (ii) all share and per share data gives effect to a 3,000-for-one stock split effective as of October 10, 1996. Certain of the information contained in this Prospectus Summary and elsewhere in this Prospectus, including information with regard to the Company's strategy for expanding operations and market share and related financing requirements, are forward looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors." All references to the Company's operations for a particular fiscal year refer to the 52-53 week period ended on the last Saturday in December of such year. The 39 week periods ended September 30, 1995 and September 28, 1996 are referred to herein as the "1995 Interim Period" and the "1996 Interim Period," respectively.


                                THE COMPANY

    General Bearing Corporation ("Company") manufactures, sources, assembles and distributes a variety of bearing components and bearing products, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings under the Hyatt(R) and The General(R) trademarks. The Company supplies original equipment manufacturers ("OEMs") and the industrial aftermarket principally in the United States ("U.S.") and Canada. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, office equipment, machinery and appliances.

    The Company operates in two divisions: the OEM Division, which supplies OEMs, and the Distribution Division, which serves distributors that supply the repair and maintenance aftermarket and small OEMs. Current OEM Division customers include automotive and locomotive divisions of General Motors Corporation ("GM"), Gunite Corporation ("Gunite"), Strick Corporation ("Strick"), Trinity Industries, Inc. ("Trinity"), Burlington Northern Railroad Co. ("Burlington Northern") and Xerox Corporation ("Xerox"). The Distribution Division has customers ranging in size from Motion Industries Inc. ("Motion Industries") and Bearings, Inc., each of which has more than 400 outlets, to independent single outlet operations. The Distribution Division's individual shipments are typically smaller in volume but have higher gross margins.

    Through flexibility in manufacturing and sourcing, as well as attentive customer service, the Company strives to be a reliable, innovative and cost effective provider of bearing components and products to the approximately $5 billion per year U.S. bearing market. The Company's strategy to accomplish this objective includes the following:

    * PROVIDE HIGH QUALITY PRODUCTS AND SUPERIOR CUSTOMER SERVICE. The Company maintains a detailed and extensive Quality Assurance Program and has been certified to the M 1003 standard by the Association of American Railroads ("AAR") and the MIL-I-45208 standard by General Dynamics, a military contractor. The Company currently is taking steps to obtain ISO 9001 and QS 9000 registrations from the International Standards Organization
      ("ISO").   The  Company  also  requires  that  both  its   affiliated  and
      unaffiliated suppliers conform to Company and customer quality and engineering standards. Certain of the Company's products also have been specifically certified by the AAR for use in locomotives and railroad cars. In addition, the Company has been qualified as an authorized supplier by leading automobile and truck trailer manufacturers (including GM, Fruehauf, Gunite, Stoughton Trailers, Inc. ("Stoughton"), and Strick), railroads (including Burlington Northern, the Atchison, Topeka and Santa Fe Railway ("Santa Fe"), Missouri Pacific Railroad Company ("Missouri Pacific"), Southern Pacific Rail Corporation ("Southern Pacific") and Norfolk Southern Corp. ("Norfolk Southern")) and national distributors of bearings, including Motion Industries and Bearings, Inc. These certifications and qualifications, which often take significant time to obtain because of testing and other requirements, enable the Company to supply large markets currently served by a limited number of competitors and to which the Company's access had been limited previously.

    * PRESENCE IN CHINA. In 1987, the Company formed a joint venture, Shanghai General Bearing Co. Ltd. ("SGBC"), in the People's Republic of China ("PRC") to establish a low cost, quality controlled source for bearings and bearing components. The Company has formed other joint ventures in the PRC, and it continues



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      to investigate joint venture opportunities. The Company believes that potential customers in the U.S. intending to establish or expand manufacturing and other facilities in the PRC have, and will continue to have, an incentive to purchase bearings from the Company in order to satisfy Chinese counterpurchasing and local content requirements. In addition, the U.S. Department of Commerce ("Commerce") has granted a preliminary order with respect to SGBC revoking the applicability to it of an antidumping order covering tapered roller bearings ("TRBs") issued in 1987. A final determination revoking the antidumping order as it applies to SGBC would result in a direct benefit to the Company and SGBC by eliminating costs associated with antidumping duties, yearly antidumping investigations and other compliance requirements related thereto. There cannot be any assurance that Commerce will determine to revoke the antidumping order as it applies to SGBC. However, in each of the four annual reviews of the antidumping order in which SGBC was a respondent and Commerce issued a final order, Commerce imposed no antidumping margin on SGBC. The Company knows of no such revocations pending for other companies and believes its own revocation, if granted, will provide it with a competitive advantage.

    * MANUFACTURING AND SOURCING FLEXIBILITY. The Company operates on the principle that a flexible method of combining product and component purchasing with its own manufacturing and assembly capabilities can provide customers with high quality products and cost advantages. The Company uses its manufacturing, engineering and purchasing expertise to determine the highest quality and most cost effective methods of production. The Company currently sources bearing components and products from over 20 factories outside the U.S. In order to maintain the Company's flexibility to change with the market, the Company typically limits the term of its supply contracts to one year.

    * NICHE MARKET PRODUCTS. Since 1992, the Company increasingly has emphasized the sale of special and niche market bearings. Special bearings are manufactured according to the design specifications of a particular customer, often in cooperation with the Company's engineering staff. Niche market bearings are used in specific industries served by a limited number of manufacturers and are often sold at higher profit margins than standard bearings. Sales of special and niche market bearings by the Company have increased by approximately 40% from fiscal 1993 to fiscal 1995.

    * IMPROVED FINANCIAL POSITION AND CUSTOMER CONFIDENCE. In September 1991, the Company filed for bankruptcy protection as a result of its inability to meet its obligations under a loan it incurred to acquire the assets of Hyatt Clark Industries ("Hyatt"), formerly a division of GM. In connection with the Company's reorganization, the Company took significant steps to improve its operations and financial position and reestablish the well-known Hyatt(R) brand. As a result of these efforts, the Company increased its sales from approximately $27.3 million in fiscal 1993, the last year in which the Company operated in bankruptcy, to approximately $42.1 million in fiscal 1995, and reported operating income of $354,000 for fiscal 1995 compared to an operating loss of $387,000 for fiscal 1993. Primarily as a result of a charge due to customer damage claims connected with a product recall of certain tapered journal bearings, the Company incurred a loss of approximately $1.7 million for fiscal 1995. However, during the 1996 Interim Period, the Company recorded operating income of approximately $2.4 million. During the bankruptcy, the Company lost its status as an approved vendor to certain distributors of bearings and bearing products. Although there cannot be any assurance that it will be the case, and while the Company has no formal basis for determining the effect of the product recall on customer confidence, the Company believes that as a result of this Offering it may be redesignated as an approved vendor by certain of such distributors, enabling the Company to increase its distribution sales, and this Offering may enhance customer confidence in the Company's ability to undertake projects requiring greater capital commitments by the Company.

    As a result of the Company's improved financial condition, certifications and qualifications, a favorable operating environment for its Chinese joint ventures, its manufacturing and sourcing expertise and focus on niche markets, the Company believes it is well positioned to increase sales and profitability.

    The Company was incorporated in 1958 by Seymour I. Gussack, its current Chairman of the Board of Directors. The Company's principal executive offices are located at 44 High Street, West Nyack, New York 10994, and its telephone number is (914) 358-6000.


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                             SUMMARY FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)



                                                               YEAR ENDED                         NINE MONTHS ENDED
                                               ------------------------------------------   -----------------------------
                                               DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                   1993           1994           1995            1995            1996
                                               ------------   ------------   ------------   -------------   -------------
STATEMENT OF OPERATIONS DATA:

Sales ....................................     $    27,254     $   37,032     $   42,070      $   31,963     $    29,800
Gross profit .............................           6,529          8,548         10,001           7,817           7,861
Provision (recovery) -- customer damage
  claims .................................              --             --          2,152(2)        2,152(2)         (101)
Operating income (loss) ..................            (387)           874            354             117           2,394
Income (loss) before income tax (benefit)
  and extraordinary item .................            (365)           255         (2,229)         (1,983)          1,425
Income tax (benefit) .....................              --             --           (500)             --             500
Income (loss) before extraordinary income             (365)           255         (1,729)         (1,983)            925
Extraordinary item .......................           4,384(1)         108             --              --             --
Net income (loss) ........................     $     4,019     $      363     $   (1,729)     $   (1,983)    $       925
Net income (loss) per common share (before
  extraordinary item) ....................     $      (.02)    $      .08     $     (.58)     $     (.66)    $       .31
Net income (loss) per share ..............     $       .17     $      .12     $     (.58)     $     (.66)    $       .31
Shares used in calculating net income (loss)
  per share(3)                                  23,125,000      3,000,000      3,000,000       3,000,000       3,000,000




                                                            SEPTEMBER 28, 1996
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                                                        ACTUAL    AS ADJUSTED(4)
                                                        ------    --------------
    BALANCE SHEET DATA:
    Working capital .............................      $ 3,740       $  9,041
    Total assets ................................       24,399         27,199
    Current liabilities .........................       16,866         14,566
    Long-term debt (less current maturities) ....        4,668          4,668
    Stockholders' equity ........................        2,865          7,965



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(1) In December 1993, the Company emerged from a bankruptcy reorganization which commenced in September 1991. In connection with its Plan of Reorganization, the Company issued to World Machinery Company ("World"), which prior to this Offering owned all of the Common Stock: (i) a 6% Secured Promissory Note due 1998 in the original principal amount of $2.5 million ("Secured Note"), (ii) a non-interest bearing, Unsecured Promissory
     Note in the principal amount of $750,142 payable in annual installments of $125,000 commencing December 1993 ("Installment Note") and (iii) 1,000



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     shares of Common Stock (3,000,000 shares after giving effect to the 3000-for-one stock split effective October 10, 1996). The Secured Note, Installment Note and 1,000 shares of Common Stock were issued in exchange for a note in the original principal amount of $12.0 million, together with accrued interest thereon in the amount of $2,701,416 ("Discharged Obligation"). World acquired the Discharged Obligation from Wells Fargo Bank N.A. ("Wells Fargo"), which provided financing for the Company's purchase of Hyatt in March 1987 and for working capital. The difference between the amount of the Discharged Obligation and the principal amounts of the notes and the value attributed to the Common Stock issued to World in exchange for the Discharged Obligation, $11,451,274, has been recorded as a contribution to capital. In addition, unsecured creditors of the Company were offered a cash settlement equal to 5% of their outstanding pre-petition claims or, in the alternative, 10% of such claims, payable 2% per year for five years, which resulted in an additional reduction in obligations of $3,974,380. See "Risk Factors -- Bankruptcy Reorganization," "Company History," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Notes to Consolidated Financial Statements.


(2) In April 1995, three railroads reported to the AAR problems with a total of eight bearings which had overheated due to friction that was attributed to misplaced seals on the Company's tapered journal bearings. The Company agreed with the AAR to recall and replace all Company tapered journal bearings that had been shipped. In anticipation of the expenses related to the reimbursement, recall and rework, the Company accrued a one-time charge of approximately $2.2 million in fiscal 1995. See "Risk Factors -- Product Recall."

(3)  For an  explanation  of the number of shares used to  calculate  net income
     (loss) per share, see "Consolidated Financial Statements -- Summary of Significant Accounting Policies."

(4) Adjusted to reflect the application of the estimated net proceeds of this Offering, after deducting underwriting discounts and commissions and estimated Offering expenses. Pending the application of the net proceeds, the Company intends to use such proceeds to repay outstanding borrowings with the proceeds of this Offering. The Revolving Credit Facility currently terminates in June 1998 and will remain available through that date, with or without repayment of outstanding borrowings under the Revolving Credit Facility. The Revolving Credit Facility allows for borrowings, from time to time, not to exceed the lesser of $15.0 million or an amount equal to the sum of (i) 85% of receivables, as defined, (ii) 50% of eligible inventory, as defined, consisting of raw materials, (iii) 50% of eligible inventory, as defined, consisting of finished goods, and (iv) 50% of eligible inventory, as defined, in transit under letters of credit less the sum of
     (x) the aggregate amount of outstanding letters of credit and (y) such reserves as the lender may reasonably deem proper and necessary from time. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."



                                  THIS OFFERING

Common Stock Offered by
  the Company.................................    900,000 shares

Common Stock to be Outstanding after this
  Offering(1).................................    3,900,000 shares

Use of Proceeds...............................    Expansion of manufacturing capacity, marketing and research and development; working capital

NASDAQ SmallCap Market Symbol ................    "GNRL"


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(1) Excludes: (i) 500,000 shares reserved for issuance pursuant to the Company's 1996 Stock Option and Performance Award Plan ("1996 Option Plan"), of which options to purchase 257,500 shares of Common Stock at the price offered to the public in this Offering have been granted subject to certain vesting periods; and (ii) 90,000 shares of Common Stock issuable upon exercise of the Representative's Warrants.




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                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this Prospectus (including the financial statements and notes thereto), the following factors. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

BANKRUPTCY REORGANIZATION

    In 1987, the Company purchased the assets of Hyatt, a manufacturer of TRBs for automotive OEM and railway markets and cylindrical roller bearings for locomotive applications. In order to finance the purchase and related working capital requirements, the Company borrowed $12.0 million from Wells Fargo. As a result of a number of factors, including litigation between local residents and the Town of Orangetown, New York challenging the establishment of a Company production facility, the Company was delayed in reestablishing the production of Hyatt products. During the litigation, the Company continued to maintain the Hyatt assets and related executive, maintenance and production staff at the facility in New Jersey at which they had been located. However, the Company could not operate the facilities without potentially incurring liability as an operator under applicable environmental laws. The expenses incurred to maintain the assets and staff before production commenced at another location materially and adversely affected the Company's financial position. In addition, the delays adversely affected the Company's efforts to regain Hyatt's market share for journal boxes (locomotive axle bearings), traction motor bearings (part of the drive motor of a locomotive) and TRBs. Sales of journal boxes and traction motor bearings by the Company were limited to $776,000 in 1987 and approximately $2.0 million in 1988, compared to sales by Hyatt of approximately $11.0 million in 1986. In addition, Hyatt sales of TRBs aggregated approximately $70.3 million in 1985 and the Company did not have any sales of such Hyatt products for 1987 or 1988. As a result of a lack of sales, the Company became unable to meet its obligations under its loan agreement with Wells Fargo, and filed for protection under Chapter 11 of the U.S. Bankruptcy Code in September 1991. In connection with its reorganization in bankruptcy, the Company took significant steps to improve its operations and financial position, leading to profitability in 1994. The Company's long-term viability, however, will depend upon its ability to sustain profitable results of operations. There can be no assurance that such results can or will be sustained. See "Company History."

PRODUCT RECALL

    In January 1995, the Company initiated shipments of Hyatt tapered journal bearings (a type of TRB), which are used in the manufacture and maintenance of railroad freight cars. Through April 1995, the Company shipped approximately 10,000 tapered journal bearings to five railroad car manufacturing customers:
Trinity, National Steel Car Company, Thrall Car Manufacturing, TTX Company and American Allied Railway Equipment Company. During April 1995, three railroads, CSX, Burlington Northern and Southern Pacific, reported to the AAR problems with a total of eight bearings, which had overheated due to friction that was attributed to misplaced seals. The AAR and the Company investigated the reports and the AAR issued a warning notice to all railroads. The Company agreed with the AAR to recall and replace all Company bearings which had been shipped. Claims were submitted to the Company by railroad car manufacturers and railroads for replacement bearings and damages, including incidental damages, related to the recall. In anticipation of the expenses related to the reimbursement, recall and rework, the Company accrued a one-time charge of approximately $2.2 million in fiscal 1995, which resulted in the Company incurring a net loss of approximately $1.7 million for fiscal 1995. As of September 28, 1996, the Company had resolved more than 95% of the claims to the customers' satisfaction. The Company satisfied approximately 83% of the claims by shipping new tapered journal bearings. The Company's liability insurance carrier agreed to reimburse the Company




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approximately $450,000 for certain claims attributable to incidental damages, of which approximately $442,000 has been received by the Company through November 1996. After completing its investigation, in September 1995, the AAR approved the Company's tapered journal bearings for use in railroad freight cars, conditioned upon the Company providing information to the AAR about the number of bearings returned from service, submitting a written proposal for further handling of roller bearing components that were returned and making arrangements for an AAR representative to witness the teardown of a sample of the recalled roller bearings. The Company satisfied these conditions and, in addition to shipping bearings to replace those removed from railroad freight cars, has received orders for new tapered journal bearings from various customers. The Company has not received any additional claims relating to the recall since August 1996 and believes that no additional claims will be made. The Company further believes that its Quality Assurance system (See "Business -- Quality and Customer Service Programs") has reduced the possibility of future recalls. However, any additional recalls could have a material adverse effect on the Company's reputation, business, results of operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

MANAGEMENT'S BROAD DISCRETION IN USE OF PROCEEDS; UNSPECIFIED ACQUISITIONS


    Approximately $2.1 million (41.2%) of the estimated $5.1 million of net proceeds from this Offering (along with any net proceeds derived from the exercise of the Underwriters' over-allotment option) will be used by the Company for working capital and applied to general corporate purposes, including the possible acquisition of the business or assets of other bearing manufacturers. In the event the proceeds from this Offering are used to acquire such business or assets, the stockholders purchasing in this Offering may not have the opportunity to review the financial statements of such businesses or to vote on such acquisitions. Accordingly, the Company's management will have broad discretion as to the application of such proceeds. See "Use of Proceeds."


LOSS OF CERTIFICATIONS AND QUALIFICATIONS

In order to supply certain OEMs, particularly automotive manufacturers and manufacturers of railroad freight cars and locomotives, the Company is required to qualify with such customers and may have to obtain certifications and registrations from the ISO, as well as other certifying organizations. There can be no assurance that the Company will be successful in maintaining its certifications or qualifications in the future. From time to time, the Company also may be subject to requirements by customers to obtain certifications and qualifications which it does not currently possess. For example, GM has requested that by December 1997 the Company meet the QS 9000 standard, a standard jointly developed by GM, Ford Motor Company ("Ford") and Chrysler Corporation ("Chrysler") that has all the basic systems of ISO 9001 with additional requirements specific to the automotive industry. The Company believes that it will meet such registrations by such date and that, if it cannot, GM will extend the date for obtaining registrations. However, the Company is unable to anticipate or predict changes in the requirements to maintain existing certifications or qualifications, and there can be no assurance that the Company will be successful in obtaining any new certifications or qualifications. A failure to meet existing or additional certifications or qualifications requirements may have a material adverse effect on the business and results of operations of the Company. See "Business -- Quality and Customer Service Programs."

OPERATING RESULTS; ACCUMULATED DEFICIT


    The Company's industry is characterized by relatively narrow profit margins and the Company's earnings depend significantly on its ability to manufacture and distribute products efficiently and to source products and components on favorable terms. Operating results between 1987 and 1991 were adversely affected by the Company's inability to service debt incurred in connection with its acquisition of Hyatt, resulting in the Company's filing in 1991 for protection under the federal bankruptcy laws. As of September 28, 1996, the Company had an accumulated deficit of approximately $20,819,000. The Company's performance has been, and future performance will be, subject to a number of factors,




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including those beyond its control. Such factors include, but are not limited to, economic downturns, increased competition and price increases of components, raw materials and finished products that the Company distributes. During periods of economic expansion, when industrial production is increasing, the demand for bearings normally increases. Likewise, during recessionary times, the bearing industry is affected adversely by declines in demand and possible increases in delinquent accounts receivable. In addition, operating results may be adversely affected by losses incurred at Company joint ventures, for which the Company accounts using the equity method. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Consolidated Financial Statements -- Summary of Significant Accounting Policies."

SUBSTANTIAL INDEBTEDNESS


    The Company has incurred substantial indebtedness to finance its needs for working capital in the form of a $15.0 million revolving credit facility ("Revolving Credit Facility") from the Bank of New York Commercial Corporation ("BNYCC"). At January 24, 1997, the Company had indebtedness under the Revolving Credit Facility of approximately $9,623,000, representing approximately 337% of stockholders' equity as of September 28, 1996. The Company's high level of indebtedness has the following important consequences:
(i) significant  interest expense resulting in substantial annual fixed charges;
(ii) significant limitations on the Company's ability to obtain financing, fund working capital requirements, make capital expenditures and acquisitions and take advantage of other significant business opportunities that may arise; and
(iii) increased vulnerability to adverse general economic and industry conditions. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."


RELIANCE ON BORROWINGS UNDER REVOLVING CREDIT FACILITY

    Borrowings under the Revolving Credit Facility are secured by the Company's accounts receivable, inventory and various other assets, based on certain coverage ratios. The Revolving Credit Facility contains covenants which, among other things, limit the Company's ability to incur additional indebtedness and require the Company to maintain certain levels of working capital and satisfy other financial tests. The Company has obtained several amendments to the Revolving Credit Facility to increase the maximum amount permitted to be borrowed and to increase the percentage of receivables or inventory used to determine the amount available to be borrowed at any time. Since the beginning of fiscal 1994, BNYCC has agreed on two occasions to increase the amount available to be borrowed from the amount otherwise permitted by the applicable percentages of receivables and inventory ("Overadvances"). In each case, the increase in availability was based, in part, upon the agreement of David L. Gussack, the Company's President, to personally guarantee payment of the Overadvances. In addition, BNYCC may require the establishment of such reserves as it may reasonably deem proper and necessary from time to time, thus reducing the amounts that may otherwise be borrowed under the Revolving Credit Facility. There can be no assurances that BNYCC will agree to any future Overadvances, that David L. Gussack will provide, if needed, additional personal guarantees or that BNYCC will not require additional reserves. As a result of the effects of the recall of tapered journal bearings, as of December 31, 1995, the Company was not in compliance with covenants requiring the maintenance of minimum tangible net worth and of fixed charge coverage rates. BNYCC agreed to waive such noncompliance and amended such covenants. There can be no assurances, however, that BNYCC will grant any such waivers or amendments in the future. As of September 28, 1996, the Company was required to maintain a tangible net worth, as defined, of $2,835,000, a fixed charge ratio of 1.3 to 1.0 and a ratio of current assets to current liabilities of .90 to 1.0. The Company's actual results as of September 28, 1996 reflected a tangible net worth of $4,511,000, a fixed charge ratio of 1.85 to 1.0 and a ratio of current assets to current liabilities of 1.22 to 1.0. As of September 28, 1996, the Company was in compliance with all other covenants under the Revolving Credit Facility and all Overadvances due had been repaid. The Revolving Credit Facility expires in June 1998. Based upon the Company's performance and 20 year relationship with BNYCC, the Company intends to request and believes it may be able to obtain more favorable terms on the Revolving Credit Facility upon the completion of this Offering, although there can be no assurance that it will be able to do so. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."




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COMPETITION

The ball and roller bearing industry is highly competitive. The Company believes that competition in the industry is based principally on engineering, experience, quality, price and the ability to meet customer delivery requirements. Price competition in the industry affects the Company's ability to increase prices on certain products and, in some cases, subjects the Company to pressure from its customers to reduce prices. While efforts to improve its manufacturing and assembly processes have permitted the Company to reduce costs through operating efficiencies, thereby improving profitability, there can be no assurance that continued pricing pressure will not have a material adverse effect on the Company's operations. The Company does not own any U.S. or foreign patents or proprietary protection that is material to its business. Additionally, many of the Company's competitors have greater financial resources than the Company and there can be no assurance that the Company will continue to be able to compete effectively with these larger manufacturers. The Company's ability to compete with foreign based competitors also may be adversely affected by an increase in the value of the U.S. dollar relative to foreign currencies. See "Business -- Competition."

RELIANCE ON UNAFFILIATED MANUFACTURERS

    The Company produces approximately 37% of the bearings that it sells and obtains another 24% of components and finished products from joint ventures in which it participates. The Company currently relies on approximately 82 unaffiliated manufacturers to produce the remaining 39% of the bearings that it distributes. The Company maintains long term relationships with its unaffiliated manufacturing sources, but does not have long term supply contracts with any of them. In the event any of the Company's key unaffiliated manufacturers become unable or unwilling to continue to manufacture the Company's products, the Company would have to rely on other current manufacturing sources or identify and qualify new unaffiliated manufacturers. In such event, there can be no assurance that the Company would be able to qualify such manufacturers for existing or new products in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet the Company's requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources could materially and adversely affect the Company's business and results of operations. See "Business -- Manufacturing and Sourcing."

RELIANCE ON QUALITY CONTROL OF UNAFFILIATED MANUFACTURERS

    Although the Company believes that it maintains good control with respect to product specifications and quality, there can be no assurance that unaffiliated manufacturers will continue to produce products that are consistent with the Company's quality and performance standards. In this regard, the Company has occasionally received, and may in the future continue to receive, shipments of product from unaffiliated manufacturers that fail to conform to the Company's quality control standards. In such event, unless the Company is able to obtain replacement products in a timely manner, the Company risks the loss of revenue resulting from the sale of such products. Although, in the past, shipments from unaffiliated manufacturers of products that failed to conform to the Company's standards have not materially affected the Company's operations, there cannot be any assurance that any failure in the future would not materially and adversely affect the Company's results of operations and its reputation in the marketplace. See "Business -- Sourcing and Manufacturing."

INTERNATIONAL OPERATIONS

    The Company imports over half of its raw materials, components and finished products from manufacturers, including joint ventures in which the Company participates, located outside of the U.S., primarily in the PRC. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company's manufacturing sources, including both joint ventures and unaffiliated manufacturers are located. These factors, among others, could influence the Company's ability to manufacture its products or procure certain materials. If any such factors were to render the conduct of business in a particular country, including through joint ventures in which the Company participates, undesirable or impractical, there could be a material adverse effect on the Company's results of operations and financial condition. The Company's inventory purchases from manufacturers in the PRC, including both joint venture partners and unaffiliated manufacturers, generally are denominated in U.S. dollars. Unanticipated changes in the value of the U.S. dollar relative to the value of certain foreign currencies could have a material adverse effect on the Company's



                                       10






results of operations and financial condition. Additionally, the Company's business is subject to the risks associated with the imposition of additional U.S. legislation and regulations relating to the manufacture and importation of foreign manufactured products, including duties, tariffs, taxes and other charges or restrictions. The Company cannot predict whether additional U.S. duties, tariffs, taxes or other charges or restrictions will be imposed upon the importation of its products in the future, or what effect any such actions would have on its business, financial condition and results of operations. A significant portion of the Company's products is produced in the PRC. From time to time, the U.S. government has considered imposing punitive tariffs on certain exports from the PRC. Such sanctions, if implemented, could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Results of Operation and Financial Condition" and "Business -- Sourcing and Manufacturing."

LACK OF CONTROL OF JOINT VENTURES

    The Company currently obtains approximately 24% of the bearings that it sells from joint ventures in which it participates. Although the Company believes that its participation in joint ventures improves its ability to monitor and control production and quality, the Company does not exercise complete control over any such joint venture and may be limited from exercising such control by local law. The Company accounts for its investments in the joint ventures using the equity method, which would result in it recognizing a portion of any net losses incurred by a joint venture. Moreover, changes in foreign government regulations, political unrest or other disruptions could threaten or result in the forfeiture of the Company's investments in joint ventures or further limit the Company's involvement in their governance or access to their products. See "Business -- Chinese Joint Ventures."

EFFECT OF ANTIDUMPING CLAIMS

In May 1987, Commerce found that TRBs from certain countries, including the PRC, were being sold in the U.S. at less than fair value. Commerce subsequently issued antidumping orders imposing duties on the unfairly traded TRBs equal to the percentage difference between the selling prices in the U.S. and the foreign market value of the imported TRBs during specified review periods. The order applied to the Company's joint venture, SGBC, as a result of its exports to the Company from the PRC, although SGBC has never itself been found to have dumped any bearings, and in each of four annual reviews of the antidumping order in which SGBC was a respondent and Commerce issued a final determination, Commerce imposed no antidumping margin on SGBC. In June 1995, SGBC requested a revocation of the antidumping order with respect to its products. Commerce issued a preliminary order granting such revocation based upon, among other factors, SGBC not having sold TRBs at less than foreign market value for three consecutive years. A final determination revoking the antidumping order as it applies to SGBC would result in a direct benefit to the Company and SGBC by eliminating costs associated with antidumping duties, yearly antidumping investigations and other compliance requirements. However, there can be no assurance that there will be a final determination revoking the antidumping order as it applies to SGBC or that the Company or any of its sources and affiliated manufacturers will not be subject to future antidumping claims. See "Business -- Manufacturing and Sourcing."

PENDING LEGAL PROCEEDINGS

    In 1986 the Company entered into a joint venture with a former East German trade agency pursuant to which the parties jointly owned, through a holding company called Alurop Trading Corp. ("Alurop"), WMW Machinery, Inc., a New Jersey corporation ("WMW"). Pursuant to the joint venture agreement, WMW was, by separate agency contract, granted the exclusive right to distribute certain East German machine tools in the United States. After the reunification of Germany in 1990, the Company's joint venture partner and its successors, including Werkzeugmaschinenhandel GmbH im Aufbau ("WEMEX"), breached the joint venture agreement and the exclusive agency contract, causing damage to WMW by frustrating WMW's ability to sell machine tools and causing the rapid devaluation of its



                                       11







inventory. WMW could not ensure its customers that service and parts could be supplied, or that terms of the warranties could be met, causing its business to decline dramatically. The Company attempted unsuccessfully for a period of several years to amicably resolve the dispute.

    In February 1995, however, WMW commenced an action in the U.S. District Court for the Southern District of New York against WEMEX, Werner P. Muender, Treuhandanstalt and Bundesanstalt fuer Vereinigungsbedingte Sonderaufgaben (collectively, "Defendants") alleging, among other things, that: (i) WEMEX breached a joint venture agreement with the Company and a commercial sales agency agreement with WMW and violated its duties to the Company and WMW arising under such agreements; (ii) the Company relied to its detriment upon promises made by WEMEX to support WMW's marketing efforts; and (iii) Werner P. Muender, the liquidator of WEMEX, wrongfully converted property of WMW to his benefit. WMW also is seeking a declaratory judgment that any indebtedness it may owe to WEMEX be extinguished or diminished to the extent of existing value of machine tools purchased by WMW from or through WEMEX or its predecessors. Defendants answered the complaint, denying the allegations therein, and WEMEX asserted counterclaims against: (i) WMW for invoiced goods sold and delivered in the amount of $9,507,337; (ii) Seymour I. Gussack and WMW Machinery Company, Inc. ("WMW Machinery Co.") in the amount of $9,507,337, alleging that Seymour I. Gussack improperly caused the sale of WMW's assets to WMW Machinery Co.; and
(iii) the Company in the amount of $9,507,337, alleging that the Company breached its fiduciary duty to WEMEX by failing to provide the working capital requirements of WMW. WMW, the Company, WMW Machinery Co. and Seymour I. Gussack have denied any liability to WEMEX and believe its counterclaims to be without merit. However, there can be no assurance the case will be resolved in a timely manner or settled to the satisfaction of the Company. Furthermore, the enforcement of an award favorable to the Company may be subject to further review by German courts. Defendants also have moved to dismiss the action based on various grounds including, among others, the Foreign Sovereign Immunities Act of 1976, the Act of State Doctrine, forum non conveniens, legal insufficiency of certain claims and improper venue. WMW, the Company, WMW Machinery Co. and Seymour I. Gussack have opposed Defendants' motion for dismissal, and argued that, if the Court dismisses the Company's claims, it also should dismiss the Defendants' counterclaims. There can be no assurance, however, that if the court dismisses the action in its entirety, the Defendants will not institute an action in Germany, which may be a less favorable forum for the Company. In addition, if the Defendants prevail in their counterclaim against the Company for the amount claimed and the Company is unsuccessful in its claims against the Defendants, there would be a material adverse effect on the Company's financial condition. See "Business -- Legal Proceedings."

ENVIRONMENTAL COMPLIANCE

    The Company's operations involve the handling and use of substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their storage and disposal. Based on information compiled to date, management believes that the Company's current operations are in material compliance with applicable environmental laws and regulations, the violation of which would have a material adverse effect on the Company. There can be no assurance, however, that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future. The Company and Gussack Realty Company ("Realty") are pursuing claims against Xerox (in the United States District Court for the Southern District of New York) related to the discharge by Xerox of contaminants into the subsurface at a property in the vicinity of property formerly leased by the Company and owned by Realty in Blauvelt, New York ("Blauvelt Property"). Realty and the Company, among other things, allege that the subsurface discharge by Xerox has adversely affected the Blauvelt Property. The New York State Department of Environmental Conservation ("DEC") has held Xerox responsible for such discharges and Xerox has entered into several consent orders with DEC since 1984 agreeing, among other things, to investigate and remediate the impact of the discharges. Neither DEC nor any other party has sought to impose liability on the Company or Realty for the discharges or the costs of investigation or remediation. The Company believes that it and Realty have meritorious claims against Xerox. However, there can be no assurance that the Company and Realty will be successful in their claims. See "Business -- Environmental Compliance."



                                       12





DEPENDENCE ON EXISTING MANAGEMENT AND KEY PERSONNEL


    Seymour I. Gussack, Chairman of the Board of Directors of the Company, has been instrumental in the development and implementation of the Company's business strategy since the Company's inception in 1958. David L. Gussack, the Company's President, has been responsible for the daily operations of the Company since 1991 and has participated in the development of the Company's business strategy since 1987. Seymour I. Gussack currently devotes his time and attention primarily to matters of business strategy rather than to the daily operations of the Company. The loss or interruption of the continued services of either Seymour I. Gussack or David L. Gussack could have a material adverse effect on the Company. The Company has key man life insurance on David L. Gussack. See "Management."


TAX LOSS CARRYFORWARD

    At December 30, 1995, the Company had net operating loss carry forwards ("NOLs") aggregating approximately $13.2 million, which expire in various years through 2010. Under Section 382 of the Internal Revenue Code of 1986, as amended, ("Code"), the amount of NOLs that can be used in any year is subject to restriction if an ownership change occurs. Under Section 382 of the Code, an "ownership change" occurs if the percentage of stock of the corporation owned actually or constructively by one or more "5-percent Shareholders" increases by more than 50 percentage points relative to the lowest percentage of stock of the corporation owned by such 5-percent Shareholders at any time during the statutory "testing period" (generally, the past three years). An ownership change will not occur as a result of this Offering. A "5-percent Shareholder" is a person who, at any time during the testing period, owns at least five percent of the stock of the corporation (not including certain nonvoting, nonparticipating preferred stock), and all stock owned by shareholders who are not 5-percent Shareholders is generally treated as being owned by one 5-percent Shareholder. Accordingly, future equity offerings by the Company or sales by its principal stockholder could limit the use of NOLs. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

CONTROL BY EXISTING STOCKHOLDERS


    Upon completion of this Offering, World will hold approximately 76.9% of the Common Stock of the Company (74.3% if the Underwriters' over-allotment option is exercised in full). As a result, World will be in a position to control the management and policies of the Company, including, but not limited to, electing or removing the Company's Board of Directors, changing the core business of the Company, causing or restricting the sale of the Company, causing the Company to engage in transactions with affiliated companies and controlling the Company's dividend policy. World's two directors are Seymour I. Gussack and David L. Gussack, who own 19.6% and 17.6%, respectively, of the Common Stock of World. In addition, two other director designees of the Company, Harold S. Geneen and Nina
M. Gussack, own 19.6% and 17.6% of the Common Stock of World respectively. See "Principal Stockholder."


RELATIONSHIP WITH WORLD; CONFLICTS OF INTEREST

    The Company has engaged in certain transactions, and is a party to certain arrangements, with World and its affiliates, which will continue after the consummation of this Offering, including the purchase of bearings from joint ventures in which World has an interest, payments for and advances to such joint ventures by the Company and the sublease of a portion of the Company's principal facilities. Two of the six persons who will be members of the Company's Board of Directors also are directors and significant stockholders of World, and two other persons who will be directors of the Company also are significant stockholders of World. Ownership interests of directors of the Company in World or service as a director of both the Company and World could create, or appear to create, potential conflicts of interest. All future transactions between the Company and World will be approved by a majority of the Board of Directors, including a majority of the independent outside directors. See "Certain Relationships and Related Transactions" and "Description of Securities."



                                      13







EFFECT OF CERTAIN ANTITAKEOVER PROVISIONS

    It is possible that the ability of the Company to issue Preferred Stock and certain provisions of the General Corporation Law of the State of Delaware ("DGCL") may discourage other persons from making a tender offer for or acquiring substantial amounts of the Company's Common Stock. This could have the incidental effect of inhibiting changes in management and also may prevent temporary fluctuations in the market price for the Common Stock which can result from actual or rumored takeover attempts. In addition, the limited liability and indemnification provisions of the Company's COI and Amended and Restated By-laws ("By-laws") may discourage stockholders from bringing a lawsuit against directors for breaches of fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers even though such action, if successful, might otherwise have benefitted the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent that costs of settlement and damage awards against the Company's directors and officers are paid by the Company pursuant to the indemnification provisions of its Certificate of Incorporation or the indemnity provisions described above. See "Description of Securities."

EFFECT OF BLANK CHECK PREFERRED STOCK

    The authorized capital stock of the Company includes 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). The Board of Directors is authorized to fix the rights, preferences, privileges and restrictions of any series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares of such series then outstanding). Because the terms of the Preferred Stock can be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company or to make the removal of management more difficult. The Board of Directors, without stockholder approval, could issue Preferred Stock with dividend, voting and conversion rights which could be superior to and thereby adversely affect the rights of the holders of Common Stock. See "Description of Securities."

DILUTION


    This Offering involves immediate and substantial dilution of $4.96 per share (or 70.9%) between the net tangible book value per share of Common Stock after this Offering and the per share public offering price. Based upon the initial public offering price, World will own shares of Common Stock with a market value of $21.0 million, and new investors in this Offering will be paying $6.3 million for 23.1% of the shares of the Common Stock to be outstanding after completion of this Offering, for a corporation with a net tangible book value of approximately $7,965,000 or $2.04 per share, after giving effect to this Offering. See "Dilution."


DIVIDEND POLICY

    The Company's management expects that all of the Company's future earnings, if any, will be retained for expansion or development of the Company's business and that no dividends will be declared or paid for the foreseeable future. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE



    Prior to this Offering, there was no public market for the Common Stock. The initial public offering price has been determined by negotiation between the Company and the Representative and may not reflect the market price of the Common Stock after this Offering. The Representative has advised the Company that it intends to serve as a market maker for the Common Stock. See "Underwriting" for factors considered in determining the initial public offering price.






                                       14






VOLATILITY OF SHARE PRICE; LACK OF ACTIVE TRADING MARKET


    The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, general trends in the Company's industry and other factors. The Common Stock has been approved for listing on the Nasdaq SmallCap Market. There can be no assurance, however, that an active trading market will develop in the Common Stock or that purchasers of the shares of Common Stock will be able to resell their shares at prices equal to or greater than the initial public offering price. The market for the Common Stock will depend upon, among other things, the number of holders thereof, the interest of securities dealers in maintaining a market for the Common Stock and other factors beyond the control of the Company. The limited number of freely tradeable shares available in this Offering may have a negative impact on the development of an active trading market. The Company has been advised by the Representative that it intends to seek market makers for the Common Stock, as the Company understands commonly is the practice of managing underwriters in connection with initial public offerings. See "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE


    The Company is unable to predict the effect that sales made under Rule 144 under the Act (as defined below) or otherwise may have on the market price of the Common Stock, but such sales could have a depressive effect in the public market price of the Common Stock offered hereby and may impair the Company's ability to raise additional capital by the sale of its equity securities. In addition, as a result of its ability to control the Board of Directors, World will have the ability to otherwise cause the Company to register under the Act the 3,000,000 shares of the Common Stock that it owns. The Company will enter into a registration rights agreement with World, providing the right to cause the Company to register shares for resale by World or its transferees commencing one year after the date of this Offering. World has agreed for a period of 18 months from the date of this Prospectus that it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, without the prior written consent of the Representative. The holders of the Representative's Warrants also have been granted registration rights with respect to the 90,000 shares of Common Stock underlying such warrants. See "Risk Factors -- Exercise of Representative's Warrants," "Shares of Common Stock Eligible for Future Sale" and "Underwriting."


EXERCISE OF REPRESENTATIVE'S WARRANTS

    The Company has sold warrants for the purchase of Common Stock to the Representative for nominal consideration as compensation for its services in this Offering. The Representative's Warrants are exercisable only upon the one-year anniversary of the closing of this Offering and will continue to be exercisable until the five-year anniversary of the closing of this offering, at a purchase price equal to 140% of the initial public offering price of the Common Stock. The Representative's Warrants may have certain dilutive effects because the holders thereof will be given the opportunity to profit from a rise in the market price of the underlying shares of Common Stock with a resulting dilution in the interest of the Company's other stockholders. The terms on which the Company could obtain additional capital during the life of the Representative's Warrants may be adversely affected because the holders of the Representative's Warrants may exercise them at a time when the Company would otherwise be able to obtain comparable additional capital in a new offering of securities at a price per share greater than the exercise price of the Representative's Warrants.

    The Company has agreed that, at the request of the holders of the Representative's Warrants under certain circumstances, it will register under federal and state securities laws the Representative's Warrants and the shares of Common Stock issuable thereunder. Exercise of these registration rights could involve substantial expense to the Company at a time when the Company may not be able to afford such expenditures and may adversely affect both the terms upon which the Company may obtain additional funding and the market price of the Common Stock. In addition, no prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares of Common Stock for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market upon the exercise of the Representative's Warrants may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Underwriting."



                                       15





                                 COMPANY HISTORY

    The  Company  was  founded  in 1958 by  Seymour I.  Gussack,  currently  the
Chairman of the Board of Directors, as an engineering-oriented supplier which designed bearings for a variety of special industrial applications. In 1965, using its established sales force, the Company began marketing standard precision bearings to OEMs. Product was manufactured by the Company and also sourced from a network of overseas producers. In 1975, the Company formed its Distribution Division, which sold the Company's full line of products, both manufactured and imported, to industrial distributors throughout the U.S. In 1969, the Company built a manufacturing facility in North Carolina and moved its domestic manufacturing operations there. Bearings and bearing components produced at this facility were sold primarily to the automotive industry. Sales of such products exceeded $18.0 million per year by 1985, when the Company sold the facility to an unrelated company, Nucor, and executed a non-competition agreement that expired in December 1991. The Company determined to sell the facility in view of the price to be received and its then strategic plans, including possible acquisitions then under consideration. In 1992, the Company initiated a marketing campaign to the automotive industry, which yielded orders from GM beginning in 1995.

    In October 1987, the Company purchased the assets of Hyatt, which was then in bankruptcy proceedings. Hyatt was primarily a manufacturer of TRBs for the automotive and railroad industries. The Company borrowed $12.0 million from Wells Fargo to finance the transaction and to provide the Company with working capital. The transaction presented to the Company the opportunity to: (i) acquire a large amount of equipment to establish new domestic manufacturing capabilities and to form a manufacturing joint venture in the PRC; (ii) utilize the well-recognized Hyatt(R) trademark and other intellectual property; (iii) gain entry into the TRB market; and (iv) access the railroad market for locomotive bearings. In 1985, Hyatt's last full year of production prior to filing for bankruptcy protection, its sales were approximately $70.3 million, of which approximately $11.0 million represented railroad product sales. In 1987, portions of the assets acquired from Hyatt were used to establish a new TRB manufacturing facility in Union, New Jersey.

    In 1987, the Company also established a joint venture, SGBC, in Shanghai, PRC. The joint venture agreement provided for SGBC to manufacture bearings and bearing components. The Company's initial contribution to the joint venture was the TRB production equipment acquired from Hyatt in 1986, including hot and cold forming equipment, heat treating, machining, grinding and roller manufacturing equipment to be used in a 100,000 square foot manufacturing facility in Shanghai, PRC. Until 1994, the facility operated as a captive supply source to the Company, exporting its production solely to the Company for sales in the U.S. to Company customers. In 1994, SGBC was certified as a supplier of bearings to Shanghai Volkswagen. Nonetheless, for the term of the joint venture SGBC still may only sell in the U.S. to the Company. See "Business."

    As a result of a number of factors, including litigation against the municipality that precluded the Company from establishing a production facility in New York adjacent to a Company distribution facility, the Company was delayed in starting production of the Hyatt product lines, which, combined with the requirements of establishing SGBC, adversely affected the Company's liquidity. In September 1991, as a result of its continuing inability to meet interest payments and related obligations under its loan agreements, principally its loan agreement with Wells Fargo, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. In connection with its reorganization in bankruptcy, the Company took significant steps to improve its operations and financial position. These steps included consolidating operations and facilities, reducing general, administrative and production costs, improving inventory management and refocusing the Company on certain core businesses, including the sale of higher margin TRBs of the Hyatt(R) brand. Partially as a result of these efforts, the Company increased sales from approximately $27.3 million for fiscal 1993, the last year in which the Company operated in bankruptcy, to approximately $37.0 million and $42.1 million for fiscal 1994 and fiscal 1995, respectively, and had operating income of $874,000 for fiscal 1994 and of $354,000 for fiscal 1995, despite an approximately $2.2 million charge in fiscal 1995 due to customer damage claims, compared to an operating loss of $387,000 for fiscal 1993. During the 1996 Interim Period, the Company recorded operating income of approximately $2.4



                                       16









million. In connection with the bankruptcy reorganization, the Company also used proceeds from the liquidation of excess inventory to substantially reduce its obligations under its Revolving Credit Facility. In December 1992, World, a corporation controlled by Seymour I. Gussack and members of his family, including David L. Gussack, currently the Company's President and Chief Executive Officer, purchased the Discharged Obligation from Wells Fargo. The Company's Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of New York in November 1993. In connection with the Plan of Reorganization, the Company issued to World, in exchange for the Discharged Obligation, the Secured Note, the Installment Note and 1,000 shares of Common Stock (3,000,000 shares after giving effect to the 3000-for-one stock split effective as of October 10, 1996), representing all of the Company's issued and outstanding shares of capital stock. See "Certain Relationships and Related Transactions."



                                       17






                                 DILUTION



    At September 28, 1996, the net tangible book value of the Company was approximately $2,665,000, or $.89 per share (assuming the 3,000-for-one stock split effective as of October 10, 1996). Net tangible book value per share represents the Company's total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by the purchasers of Common Stock in this Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale by the Company of the 900,000 shares of Common Stock offered hereby, at the initial public offering price of $7.00 per share, and receipt by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 28, 1996, would have been approximately $7,965,000, or $2.04 per share. This represents an immediate increase in net tangible book value of $1.15 per share to existing holders of Common Stock and an immediate dilution of $4.96 per share to purchasers of shares of Common Stock in this Offering, as illustrated by the following:




Initial public offering price per share (1) ....................................     $ 7.00

Net  tangible  book  value  per  share  at  September  28,  1996  (assuming  the
  3,000-for-one stock split effective as of October 10, 1996) ..................     $ .89

Increase per share attributable to this Offering ...............................     $1.15
                                                                                     -----

Pro forma net tangible book value per share after this Offering ................               $ 2.04
                                                                                               ------

Dilution per share to new investors(2) .........................................                $4.96
                                                                                                =====


-----------
(1) Before deducting the estimated underwriting discounts, commissions and expenses of this Offering.


(2) Excludes (i) 500,000 shares reserved for issuance under the 1996 Option Plan, of which options to purchase 257,500 shares of Common Stock at the price to the public in this Offering have been granted subject to certain vesting periods, and (ii) 90,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Management -- 1996 Stock Option and Performance Award Plan."


    The following table summarizes, on a pro forma basis as of September 28, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholder and by new public investors purchasing shares in this Offering (at the initial public offering price of $7.00 per share and before deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company):



                                             SHARES PURCHASED          TOTAL CONSIDERATION
                                          -----------------------    -----------------------   AVERAGE PRICE
                                             NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                             ------      -------       ------        -------     ---------
Existing stockholder ................       3,000,000(1)  76.9%   $        1(2)        --           --
New public investors ................         900,000     23.1%   $6,300,000         100.0%       $7.00
                                            ---------     ----    ----------         -----
  Total .............................       3,900,000    100.0%   $6,300,001         100.0%
                                            =========    =====    ==========         =====

-----------
(1) The number of shares owned by World reflects a 3,000-for-one stock split effective as of October 10, 1996 which was effected in contemplation of this Offering and reflected the proposed initial public offering price of the Common Stock offered hereby determined by negotiation between the Company and the Representative. Such offering price is not necessarily related to the Company's asset value, net worth or any other established criterion of value. For the method of determining the initial public offering price of the Common Stock, see "Underwriting." Based upon



                                       18






     the initial public offering price, World will own shares of Common Stock with a market value of $21.0 million, and new investors in this Offering will be paying $6.3 million for 23.1% of the shares of the Common Stock to be outstanding after completion of this Offering, for a corporation with a net tangible book value of approximately $7,965,000 or $2.04 per share, after giving effect to this Offering. The initial public offering price may not reflect the market price of the Common Stock after this Offering.


(2) In December 1993, the Company emerged from a bankruptcy reorganization which commenced in September 1991. In connection with its Plan of Reorganization, the Company issued to World, which prior to this Offering owned all of the Common Stock: (i) the Secured Note in the original principal amount of $2.5 million; (ii) the Installment Note in the principal amount of $750,142; and (iii) 1,000 shares of Common Stock (3,000,000 after giving effect to a 3,000-for-one stock split effective as of October 10, 1996). The Secured Note, Installment Note and 1,000 shares of Common Stock were issued in exchange for a note in the original principal amount of $12.0 million, together with accrued interest thereon in the amount of $2,701,416. World acquired the Discharged Obligation from Wells Fargo, which had provided financing for the Company's purchase of Hyatt in March 1987 and for working capital.


                                       19





                                 USE OF PROCEEDS



    The net proceeds to the Company from the sale of the 900,000 shares of Common Stock being offered by the Company hereby, at the initial public offering price of $7.00 per share, after deducting estimated underwriting discounts and commissions and expenses of this Offering payable by the Company, are estimated to be approximately $5,099,500 ($5,935,825 if the Underwriter's over-allotment option is exercised in full). The Company intends to use the net proceeds approximately as follows:


                                                                    AMOUNT     PERCENT
                                                                    ------     -------
Expansion of manufacturing capacity ..........................    $2,000,000     39.2%
Expansion of marketing and research and development ..........     1,000,000     19.6%
Working capital, including general corporate purposes and
  possible acquisitions ......................................     2,099,500     41.2%
                                                                   ---------     ----
  Total ......................................................    $5,099,500    100.0%
                                                                  ==========    =====

    The Company anticipates using approximately $2.0 million to expand its manufacturing capacity, particularly for the production of TRBs and ball bearings supplied to the automotive industry, including possible investments in joint ventures abroad or by providing equipment to vendors for use at their facilities under the guidelines of certain supply agreements. As of the date hereof, the Company has not committed to enter into any joint venture or other arrangement with vendors that would be funded with the proceeds of this Offering. Of the remaining net proceeds, the Company anticipates using approximately $1.0 million for expanded marketing and research and development and approximately $2.1 million for working capital, including general corporate purposes and possibly the acquisition of the business or assets of other bearing manufacturers. However, the Company at the present time has not identified any acquisition candidates. Pending the application of the net proceeds for such purposes, the Company intends to use such proceeds to repay outstanding borrowings under the Revolving Credit Facility. As of January 24, 1997, the Company had outstanding borrowings under the Revolving Credit Facility of approximately $9,623,000. The Revolving Credit Facility currently terminates in June 1998 and will remain available through that date, with or without repayment of outstanding borrowings with the proceeds of this Offering. The Revolving Credit Facility allows for borrowings, from time to time, not to exceed the lesser of $15.0 million or an amount equal to the sum of (i) 85% of eligible receivables, as defined, (ii) 50% of eligible inventory, as defined, consisting of raw materials, (iii) 50% of eligible inventory, as defined, consisting of finished goods, and (iv) 50% of eligible inventory, as defined, in transit under letters of credit less the sum of (x) the aggregate amount of outstanding letters of credit and (y) such reserves as the lender may reasonably deem proper and necessary from time to time. Based upon such formula and Overadvances, as of December 11, 1996, the maximum amount the Company could borrow under the Revolving Credit Facility was approximately $10,076,000. Amounts outstanding under the Revolving Credit Facility bear interest at the bank's base rate (8.25% per annum at January 24, 1997) plus 2%. Based upon the Company's performance and 20 year relationship with BNYCC, the Company intends to seek and believes it may be able to obtain more favorable terms on the Revolving Credit Facility upon the completion of this Offering, although there can be no assurance it will be able to do so. See "Management's Discussion and Analysis of Results of Operations and Financial Condition." The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon current economic and industry conditions and the current state of its business operations and plans. The application of proceeds for any particular purpose will depend on a number of factors, including the timing of expenditures, other business and acquisition opportunities, and the availability of funds from operations or other sources. As a result, the Company may find it desirable, and reserves the right, to change the allocation of funds among the applications identified above. None of the net proceeds of this Offering will be paid, in the aggregate, to NASD members, affiliates, associated persons or related persons.


                              DIVIDEND POLICY

    The Company currently expects that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company is subject to restrictions against the payment of dividends under the terms of the Revolving Credit Facility. See "Risk Factors -- Substantial Indebtedness; Reliance on Borrowings under Revolving Credit Facility."



                                       20






                                 CAPITALIZATION



    The following table sets forth the capitalization of the Company at September 28, 1996 and as adjusted to give effect to: (i) the sale by the Company of 900,000 shares of Common Stock at the initial public offering price of $7.00 per share, less estimated underwriting discounts and commissions and expenses of this Offering payable by the Company; and (ii) the application of the estimated net proceeds of this Offering. See "Use of Proceeds."



                                                                          ACTUAL     AS ADJUSTED
                                                                       -----------   -----------
Note  payable -- bank and current  maturities  of  long-term  debt .   $10,521,272   $ 8,421,272(1)
                                                                       ===========   ===========
Long-term debt (less current maturities) ...........................   $ 4,667,502   $ 4,667,502
                                                                       -----------   -----------
Stockholders' equity:
   Preferred Stock, par value $.01 per share, 1,000,000 shares
     authorized; none issued .......................................      --              --
   Common Stock, par value $.01 per share, 19,000,000 shares
     authorized; 3,000,000 shares issued and outstanding;
     3,900,000 shares issued and outstanding, as adjusted(2) .......        30,000        39,000
   Additional paid-in capital ......................................    23,654,524    28,745,024
   Accumulated deficit .............................................   (20,819,357)  (20,819,357)
                                                                       -----------   -----------
   Total stockholders' equity ......................................     2,865,167     7,964,667
                                                                       -----------   -----------
     Total capitalization ..........................................   $ 7,532,669   $12,632,169
                                                                       ===========   ===========


------------
(1) Pending the application of the net proceeds, the Company intends to use such proceeds to repay outstanding borrowings under the Revolving Credit Facility. The Revolving Credit Facility currently terminates in June 1998 and will remain available through that date, with or without repayment of outstanding borrowings with the proceeds of this Offering. The Revolving Credit Facility allows for borrowings, from time to time, not to exceed the lesser of $15.0 million or an amount equal to the sum of (i) 85% of receivables, as defined, (ii) 50% of eligible inventory, as defined, consisting of raw materials, (iii) 50% of eligible inventory, as defined, consisting of finished goods, and (iv) 50% of eligible inventory, as defined, in transit under letters of credit less the sum of (x) the aggregate amount of outstanding letters of credit and (y) such reserves as the lender may reasonably deem proper and necessary from time. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."


(2) Excludes: (i) 500,000 shares of Common Stock reserved for issuance under the 1996 Option Plan, of which options to purchase 257,500 shares of Common Stock at the price offered to the public in this Offering have been granted subject to certain vesting periods; and (ii) 90,000 shares of Common Stock issuable upon exercise of the Representative's Warrants.



                                       21






                          SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial statements and notes thereto that appear elsewhere herein. The statement of operations and balance sheet data for the 1991, 1992, 1993, 1994 and 1995 fiscal years have been derived from the financial statements of the Company, which financial statements have been compiled, but not audited, with respect to the 1991 and 1992 fiscal years, and audited with respect to the 1993 and 1994 fiscal years by Ferro, Berdon & Company, L.L.P. independent public accountants, as indicated in their report included elsewhere herein. The financial statements as of and for the 1995 fiscal year have been audited by BDO Seidman, LLP, independent public accountants, as indicated in their report included elsewhere herein. The selected financial data as of and for the 1995 and 1996 Interim Periods have been derived without audit from the Company's interim financial statements. In the opinion of Management, the unaudited financial statements include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of the results of operations for the periods. The results for the 1996 Interim Period are not necessarily indicative of the results that may be expected for 1996 fiscal year or in any other future period.


                                                                   YEAR ENDED                                NINE MONTHS ENDED
                                    ------------------------------------------------------------------- ----------------------------
                                    DECEMBER 28,  DECEMBER 26,  DECEMBER 25, DECEMBER 31,  DECEMBER 30, SEPTEMBER 30,  SEPTEMBER 28,
                                       1991          1992           1993        1994           1995        1995          1996
                                    ------------  ------------  ------------ ------------  ------------ -------------  -------------
                                                        IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Sales                               $    32,146   $    27,155   $    27,254   $   37,032    $   42,070   $   31,963    $    29,800
Cost of sales                            24,289        20,738        20,725       28,484        32,069       24,146         21,939
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Gross Profit                              7,857         6,417         6,529        8,548        10,001        7,817          7,861
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Selling, general and administrative
  expenses                                8,806         6,762         6,916        7,674         7,495        5,548          5,568
Provision (Recovery) For Customer
  Damage Claims(3)                          --            --            --          --           2,152        2,152           (101)
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Operating income (loss)                    (949)         (345)         (387)         874           354          117          2,394
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Interest expense                         (2,517)         (671)         (513)        (990)       (1,428)      (1,036)          (969)
Equity in income (loss) of affiliate       (390)         (662)         (183)         403            78           54           --
Other (expense) income                       98           (76)          718          (32)       (1,233)      (1,118)          --
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Income (loss) before reorganization
  items, income tax (benefit) and
  extraordinary item                     (3,758)       (1,754)         (365)         255        (2,229)      (1,983)         1,425
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Reorganization items(1)                  (1,537)       (7,715)          --          --            --           --             --
Income tax (benefit)                       --             --            --          --            (500)        --              500
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Income (loss) before extraordinary
  item                                   (5,295)       (9,469)         (365)         255        (1,729)      (1,983)           925
Extraordinary item(2)                       --            --          4,384          108          --           --             --
                                    -----------   -----------   -----------   ----------    ----------   ----------    -----------
Net income (loss)                   $    (5,295)  $    (9,469)  $     4,019   $      363    $   (1,729)  $   (1,983)   $       925
                                     ==========    ==========    ==========    =========     =========    =========   ============
Net income (loss) per share (before
  extraordinary item)               $      (.22)  $      (.39)  $      (.02)  $      .08    $     (.58)  $     (.66)   $       .31
Net income (loss) per share         $      (.22)  $      (.39)  $       .17   $      .12    $     (.58)  $     (.66)   $       .31
                                     ==========    ==========    ==========    =========     =========    =========   ============
Shares used in calculating net
 income per share                    24,000,000    24,000,000    23,125,000    3,000,000     3,000,000    3,000,000      3,000,000
                                     ==========    ==========    ==========    =========     =========    =========   ============



                                       22






                                                                      YEAR ENDED
                                             ----------------------------------------------------------------------    NINE MONTHS
                                                                                                                          ENDED
                                            DECEMBER 28,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 28,
                                                1991           1992           1993           1994            1995           1996
                                            ------------   ------------   ------------   ------------   ------------   -------------
                                                                              IN THOUSANDS
BALANCE SHEET DATA:
Working capital                                $ 3,353       $  3,091        $ 3,842        $ 4,686       $  2,793        $ 3,740
Total assets                                    28,319         15,913         17,618         24,143         27,086         24,399
Long-term debt (excluding current portion)      14,850         14,920          4,512          5,218          4,817          4,668
Stockholders' equity                            (5,969)       (15,265)         3,306          3,670          1,941          2,865



-------------
(1) On September 16, 1991, the Company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. As part of its bankruptcy reorganization, the Company incurred losses on: (i) the liquidation of inventory of approximately $4.9 million; (ii) the write-down of plant and equipment of approximately $3.0 million; (iii) the write down of intangible assets of $1.0 million; and (iv) bankruptcy costs of approximately $360,000 in fiscal 1991 and 1992.


(2) In December 1993, the Company emerged from a bankruptcy reorganization which commenced in September 1991. In connection with the Plan of Reorganization, the Company issued to World, which prior to this Offering owned all of the Company's Common Stock, the Secured Note, the Installment Note and 1,000 shares of Common Stock (3,000,000 shares after giving effect to the 3000-for-one stock split effective as of October 10, 1996) in exchange for the Discharged Obligation. World acquired the Discharged Obligation from Wells Fargo, which provided financing for the Company's purchase of Hyatt in March 1987 and for working capital. The difference between the amount of the Discharged Obligation and the principal amounts of the notes and the value attributed to the Common Stock issued to World in exchange for the Discharged Obligation, $11,451,274, has been recorded as a contribution to capital. In addition, unsecured creditors were offered a cash settlement equal to 5% of their outstanding pre-petition claims or, in the alternative, 10% of such claims, payable 2% per year for five years resulting in a reduction in obligations of $3,974,380. See "Risk Factors -- Bankruptcy Reorganization," "Company History," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 14 of Notes to Consolidated Financial Statements.


(3) In April 1995, three railroads reported to the AAR problems with a total of eight bearing assemblies which had overheated due to friction that was attributed to misplaced seals on the Company's tapered journal bearings. The Company agreed with AAR to recall and replace all Company tapered journal bearings that had been shipped. In anticipation of the expenses related to the reimbursement, recall and rework, the Company accrued a one-time charge of approximately $2.2 million in fiscal 1995. See "Risk Factors -- Product Recall."


                                       23





                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The following discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements and the Notes thereto and Selected Financial Data included elsewhere in this Prospectus. Historical operating results and percentage relationships among any amounts included in the Financial Statements are not necessarily indicative of trends in operating results.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of the Company's sales represented by each income statement line item presented.


                                                                AS A PERCENTAGE OF SALES
                                       --------------------------------------------------------------------------
                                             NINE MONTHS ENDED                        YEARS ENDED
                                       ----------------------------    ------------------------------------------
                                       SEPTEMBER 30,   SEPTEMBER 28,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,
                                           1995            1996            1993           1994           1995
                                       ------------    ------------    ------------   -----------    ------------

Sales ..............................       100.0%          100.0%         100.0%         100.0%          100.0%
Cost of sales ......................        75.5            73.6           76.0           76.9            76.2
Gross profit .......................        24.5            26.4           24.0           23.1            23.8
Selling, general and administrative
  expenses .........................        17.4            18.7           25.4           20.7            17.8
Operating income (loss) ............         0.4             8.0           (1.4)           2.4             0.8
Other (income) expense .............         6.6             3.3           (0.1)           1.7             6.1
Income (loss) before extraordinary
  item .............................        (6.2)            3.1           (1.3)           0.7            (4.1)
Net income (loss) ..................        (6.2)            3.1           14.7            1.0            (4.1)
                                            ====             ===           ====            ===            ====


1996 INTERIM PERIOD COMPARED TO 1995 INTERIM PERIOD (UNAUDITED)

    Sales. The Company's sales decreased 6.8% from approximately $32.0 million for the 1995 Interim Period to approximately $29.8 million for the 1996 Interim Period. Sales of the OEM Division and the Distribution Division represented 64% and 36% of total sales for 1996 Interim Period, respectively, as compared to 65% and 35% of total sales for the 1995 Interim Period. The decrease in sales between the two periods reflected a 28% to 30% decline in the production of truck trailers, which resulted in a reduction of truck trailer bearing sales of approximately $2.5 million, despite an increase in the Company's market share for such bearings. The Company expects that sales of bearings for truck trailers for the remainder of fiscal 1996 will decrease in part as the result of the filing for bankruptcy protection by two leading truck trailer manufacturers. In addition, a $300,000 reduction in sales of OEM ball bearings for various commodity applications was attributable to the Company's strategy to de-emphasize sales of low margin commodity bearings. These decreases in sales were partially offset by an increase of approximately $1.1 million in sales of tapered journal bearings used in railroad freight cars.

    Cost of Sales. The Company's cost of sales as a percentage of sales decreased from 75.5% for the 1995 Interim Period to 73.6% for the 1996 Interim Period. The decrease was partially the result of the commencement of a program to increase efficiency in plant operations. This program entails the consolidation of operations between the Company's Union, New Jersey and West Nyack, New York facilities, which will simplify tooling, personnel and quality control functions. The consolidation of operations began in the first quarter of 1996 and is not completed as of the date of this Prospectus. To date, the cost of consolidation has not been material and has been expensed as a component of cost of sales as incurred. The decrease of cost of sales as a percentage of sales also reflects the Company's strategy to de-emphasize sales of low margin commodity bearings. The Company operates on the principle that a flexible method of combining product and component purchasing with its own manufacturing and assembly capabilities can provide high-quality products and cost advantages. In the


                                       24






last several years, the Company has increased its sourcing from joint venture partners and unaffiliated suppliers, and the Company believes that improvements in cost of sales and gross margins reflect in part cost savings associated with increased sourcing. The improvement in cost of sales as a percentage of sales also reflected the settlement with one of the Company's suppliers related to the tapered journal bearings recall which resulted in the cancellation of a Company payable to such supplier of approximately $220,000.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses remained constant at approximately $5.6 million for each of the 1995 and 1996 Interim Periods, although, as a percentage of sales, such expenses increased from 17.4% to 18.7%, respectively, due to a decrease in sales.

    Provision for Customer Damage Claims. In April 1995, three railroads reported to the AAR problems with eight of the Company's bearings that were attributed to misplaced seals. The Company agreed to recall approximately 10,000 tapered journal bearings. As a result, the Company recorded a special provision of approximately $2.2 million during the 1995 Interim Period representing estimated liability for rework costs and customer damage claims. In comparison, during the 1996 Interim Period, the Company recorded a credit of approximately $101,000, representing recovery for customer damage claims. Since the recall and the conditional reapproval in September 1995 of the Company's sale of tapered journal bearings, the Company's sales of the product have not attained previous levels, however, the recall is not expected to affect the future operations and financial position of the Company. See "Risk Factors -- Product Recall."


    Operating Income. Operating income increased to approximately $2.4 million for the 1996 Interim Period from approximately $117,000 for the 1995 Interim Period, which was the result of a customer damage claim of approximately $2.2 million recorded in fiscal 1995.


    Other Income (Expense). Other expenses decreased by 54% from approximately $2.1 million for the 1995 Interim Period to $969,000 for the 1996 Interim Period. The 1995 Interim Period included write-offs of the balance of the Company's (i) equity investment in a subsidiary ($960,000) since the sole asset of such subsidiary was the subject of a dispute with the Company's joint venture partner which the Company determined it would be unable to amicably resolve and
(ii) goodwill ($93,333) due to the limited cash flow from an earlier investment. Due to the lack of significant sales relating to the investment, the Company determined that the goodwill was impaired and therefore wrote off the goodwill.


    Income Tax (Benefit). The Company accrued $500,000 for federal, state and local taxes on income during the 1996 Interim Period compared to no provision for taxes for the 1995 Interim Period, during which the Company had a loss. The Company will be able to use its past net operating losses to offset its tax liability for fiscal 1996.


    Net Income (Loss). As a result of the factors discussed above, net income increased to $924,000 for the 1996 Interim Period from a net loss of approximately $2.0 million for the 1995 Interim Period.

FISCAL 1995 COMPARED TO FISCAL 1994

    Sales. The Company's sales increased 13.6% to approximately $42.1 million in fiscal 1995 from approximately $37.0 million in fiscal 1994. This increase in sales was attributable to increased penetration into the truck trailer bearing market, as well as the market for special bearings, locomotive journal boxes and ball bearings. Sales of the OEM Division increased 16.5% from approximately $23.8 million in fiscal 1994 to approximately $27.7 million in fiscal 1995 and represented 66% of total sales in fiscal 1995 as compared to 64% of total sales in fiscal 1994. Sales of the Distribution Division increased 8.5% to approximately $14.4 million in fiscal 1995 from approximately $13.3 million in fiscal 1994 and represented 34% of sales in fiscal 1995 as compared to 36% of sales in fiscal 1994.

    Cost of  Sales.  Cost of sales  increased  by 12.6% to  approximately  $32.1 million in fiscal 1995 from approximately $28.5 million in fiscal 1994, reflecting increased sales. However, cost of sales as a percentage of net sales declined from 76.9% in fiscal 1994 to 76.2% in fiscal 1995.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses remained stable at approximately $7.5 million in fiscal 1995 compared to approximately $7.7 million in fiscal 1994. However, such expenses decreased as a percentage of sales to 17.8% in fiscal 1995 from 20.7% in fiscal 1994, reflecting the increase in sales and measures to control selling, general and administrative expenses.



                                     25




    Provision for Customer Damage Claims. In April 1995, three railroads reported to the AAR problems with eight of the Company's bearings that were attributed to misplaced seals. The Company agreed to recall approximately 10,000 tapered journal bearings. As a result, the Company recorded a special provision of approximately $2.2 million in fiscal 1995 representing estimated liability for rework costs and customer damage claims. See "Risk Factors -- Product Recall."

    Operating  Income.  As a result of the factors  described  above,  operating
income   decreased  59.5%  to   approximately   $354,000  in  fiscal  1995  from
approximately $874,000 in fiscal 1994.

    Other Income (Expense). Other expenses increased 317% to approximately $2.6 million in fiscal 1995 from approximately $0.6 million in fiscal 1994. This increase reflected a 44.2% increase in interest expense to $1.4 million in fiscal 1995 from $1.0 million in fiscal 1994, primarily as a result of an increase in average borrowings under the Revolving Credit Facility to fund working capital requirements related to the increase in sales. Interest expense during fiscal 1995 also included $180,000 of interest accrued with respect to the Secured Note and 6% loans due December 1995 in the aggregate principal amount of $1,000,000 owed to World. In fiscal 1995, the Company had equity in income of an affiliate of approximately $79,000 compared to equity in the income of affiliates of approximately $403,000 during fiscal 1994. During fiscal 1995 the Company had other expenses of approximately $1.2 million compared to other expenses of approximately $32,000 in fiscal 1994 due to the write down of an investment in its Alurop subsidiary.

    Income Tax (Benefit). For fiscal 1995, the Company accrued a $500,000 benefit for anticipated use of net-operating loss carry-forwards, compared to no provision for income tax in fiscal 1994.

    Net Income (Loss). Due to the provision for customer damage claims and the write down of an investment in a subsidiary, the Company had a net loss in fiscal 1995 of approximately $1.7 million. For fiscal 1994, the Company had net income of $363,237.

FISCAL 1994 COMPARED TO FISCAL 1993

    Sales. The Company's sales increased by 35.9% to approximately $37.0 million for fiscal 1994 from approximately $27.3 million for fiscal 1993. The increase was attributable to overall increases in orders from existing customers, particularly sales in the Truck Trailer market, following the Company's emergence from bankruptcy proceedings. Sales of the OEM Division increased 59.7% to approximately $23.8 million in fiscal 1994 from approximately $14.9 million in fiscal 1993 and represented 64% of total sales in fiscal 1994 compared to 55% of total sales in fiscal 1993. This increase included increased ball bearings sales of approximately $2.3 million, increased tapered roller bearings sales of approximately $4.9 million, and increased bearing component sales of approximately $1.4 million. Sales of the Distribution Division increased 6.7% to approximately $13.3 million in fiscal 1994 from approximately $12.4 million in fiscal 1993 and represented 36% of total sales in fiscal 1994 compared to 45% of total sales in fiscal 1993.

    Cost of Sales. Cost of sales increased by 37.4% to approximately $28.5 million for fiscal 1994 from approximately $20.7 million for fiscal 1993. Cost of sales as a percentage of sales increased to 76.9% in fiscal 1994 from 76.0% in fiscal 1993 due to cost increases from certain component and raw material vendors, which the Company could not completely pass through to customers.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 11% to approximately $7.7 million from approximately $6.9 million in fiscal 1993. However, such expenses decreased as a percentage of sales to 20.7% in fiscal 1994 from 25.4% in fiscal 1993 due to increasing sales while controlling costs.

    Operating Income. As a result of the factors discussed above, operating income was approximately $874,000 for fiscal 1994, compared to an operating loss of approximately $387,000 for fiscal 1993.

    Other Income (Expense). Other expense increased to approximately $619,000 for fiscal 1994 compared to other income of approximately $22,000 for fiscal 1993. The increase reflected a 93% increase in interest expense to approximately $1.0 million, for fiscal 1994 from approximately $513,000


                                       26





primarily as a result of increased borrowings required to finance increases in sales, offset in part by decreased average interest rates during fiscal 1994. Interest expense during fiscal 1994 also included $210,000 accrued with respect to the Secured Note and 6% loans due December 1995 in the aggregate principal amount of $1.0 million, each owed to World. In fiscal 1994, the Company also recognized equity in the income of an affiliate of approximately $403,000 compared to equity in the loss of an affiliate and other unconsolidated subsidiaries of approximately $183,000 during fiscal 1993. During fiscal 1994, the Company also had other expense of approximately $32,000, compared to other income of $717,355 during fiscal 1993 due, in part, to a recovery of legal fees from a settled lawsuit and the refund of a cash deposit and interest thereon from the U.S. Customs Service.


    Net Income. The Company had net income of approximately $363,000 for fiscal 1994, reflecting increased sales and operating income, partially offset by increased interest expense. For fiscal 1993, the Company had net income of approximately $4.0 million as a result of extraordinary income of $4.4 resulting from the settlement of debts at a discount in the Company's bankruptcy reorganization. Before giving effect to extraordinary income, the Company had a loss for fiscal 1993 of approximately $365,000.


LIQUIDITY AND CAPITAL RESOURCES

    During the three years ended December 30, 1995, the Company's primary sources of capital have been net cash provided by operating activities, bank borrowings and financing from affiliates. Working capital requirements also have been financed through revolving credit borrowings. The primary demands on the Company's capital resources have been the need to fund inventory and receivables growth created in normal business expansion. In 1996 there was an additional requirement for capital to fund expenses associated with the tapered journal bearing recall, as well as the absorption of the carrying costs of the build-up of inventory as the result of temporarily being prohibited from shipping tapered journal bearings during the recall until the conditional reapproval by the AAR in September 1995. Since the recall, sales of tapered journal bearings have not attained previous levels. These demands have been met through cash from operations and borrowings under the Revolving Credit Facility.

    The Company's arrangements with its North American customers typically provide that payments are due within 30 days following the date of the Company's shipment of goods, while arrangements with foreign customers are generally on a letter of credit basis. Due to the continuing expansion of the Company's sales, management believes that the Company's working capital requirements will increase. The Company expects to fulfill this need with a portion of the proceeds of this Offering.

    At December 31, 1994, December 30, 1995, and September 28, 1996, the Company had working capital of approximately $4.7 million, $2.8 million and $3.7 million, respectively. Cash flow from operations for 1995 was $194,000 as compared to cash outflow of $4.7 million during 1994. The improvement in the Company's cash flow from operations primarily reflects an increase in results of operations in 1995, offset by the effects of the tapered journal bearing recall.

    Historically, the Company has used cash provided by operations to fund a portion of its operating requirements and capital expenditures. The Company also has relied on borrowings under its $15.0 million Revolving Credit Facility to fund operations. As of December 11, 1996, $9,450,000 was outstanding under the Revolving Credit Facility, which sums are secured by the Company's accounts receivable, inventory and various other assets. The Revolving Credit Facility currently terminates in June 1998 and will remain available through that date, with or without payment of outstanding borrowings with the proceeds of this Offering. The Revolving Credit Facility allows for borrowings, from time to time, not to exceed the lesser of $15.0 million or an amount equal to the sum of
(i) 85% of eligible receivables, as defined, (ii) 50% of eligible inventory, as defined, consisting of raw materials, (iii) 50% of eligible inventory, as defined, consisting of finished goods, and (iv) 50% of eligible inventory, as defined, in transit under letters of credit less the sum of the (x) the aggregate amount of outstanding letters of credit and (y) such reserves as the lender may reasonably deem proper and necessary from time to time. Based upon such formula and Overadvances, as of December 11, 1996, the maximum


                                       27





amount the Company could borrow under the Revolving Credit Facility was approximately $10,076,000. Amounts outstanding under the Revolving Credit Facility bear interest at the bank's base rate from time to time (8.25% per annum at December 11, 1996), plus 2%. Based upon the Company's performance and 20 year relationship with BNYCC, The Company intends to request and believes it may be able to obtain more favorable terms on the Revolving Credit Facility upon completion of this Offering, although there can be no assurance that it will be able to do so. The Revolving Credit Facility contains covenants that, among other things, limit the Company's ability to incur additional indebtedness and requires the Company to maintain certain levels of working capital and satisfy other financial tests. As of September 28, 1996, the Company was required to maintain a tangible net worth, as defined, of $2,835,000, a fixed charge ratio of 1.3 to 1.0 and a ratio of current assets to current liabilities of .90 to
1.0. The Company's actual results as of September 28, 1996 reflected a tangible net worth of $4,511,000, a fixed charge ratio of 1.85 to 1.0 and a ratio of current assets to current liabilities of 1.22 to 1.0. As of September 28, 1996, the Company was in compliance with all other covenants under the Revolving Credit Facility.


    The Company anticipates that capital expenditures for the current fiscal year and the foreseeable future will be approximately $750,000 to $1.0 million per year. However, the Company, from time to time, may consider the implementation of programs to expand its operations, which could increase capital expenditures above such level.

    In June 1995, the Company obtained $1.56 million in term financing from BNYCC, bearing interest at the bank's base rate from time to time (8.25% at December 11, 1996) plus 2%. The term loan provides for 35 consecutive monthly payments of principal of $18,570, with the final payment due on July 1, 1998. Proceeds of the term loan were primarily used to reduce debt owed to World.

    In connection with the Company's bankruptcy reorganization, the Company issued the Secured Note and the Installment Note to World. The Installment Note does not bear interest. Interest on the Secured Note accrues annually on the initial principal amount but only is payable to the extent of net income in excess of $400,000. The Company has accrued $412,500 in unpaid interest under the Secured Note as of September 28, 1996. The Secured Note is subordinated in right of payment to all other creditors of the Company but is secured by a second lien on certain machines and equipment of the Company with an aggregate value of approximately $1.4 million. See "Certain Relationships and Related Transactions."

    The Company believes that funds generated from continuing operations, the net proceeds of this Offering and borrowings under the Revolving Credit Facility will be sufficient to finance the Company's anticipated working capital needs and capital expenditure requirements for the next 24 months.

INFLATION

    The effect of inflation on the Company has not been significant during the last two fiscal years.




                                       28





                                    BUSINESS

    The Company manufactures, sources, assembles and distributes a variety of bearing components and bearing products, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings under the Hyatt(R) and The General(R) trademarks. The Company supplies OEMs and the industrial aftermarket principally in the U.S. and Canada. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, machinery and appliances.

    The Company operates in two divisions: the OEM Division, which supplies OEMs, and the Distribution Division, which serves distributors that supply the repair and maintenance aftermarket and small OEMs. Current OEM Division customers include automotive and locomotive divisions of GM, Gunite, Strick, Trinity, Burlington Northern and Xerox. The Distribution Division has customers ranging in size from Motion Industries and Bearings, Inc., each of which has over 400 outlets, to independent single outlet operations. The Distribution Division's individual shipments are typically smaller in volume but have higher gross margins.

    Through flexibility in manufacturing and sourcing, as well as attentive customer service, the Company strives to be a reliable, innovative and cost effective provider of bearing component products to the approximately $5 billion per year U.S. bearing market. The Company's strategy to accomplish this objective includes the following:

    * PROVIDE HIGH QUALITY PRODUCTS AND SUPERIOR CUSTOMER SERVICE. The Company maintains a detailed and extensive Quality Assurance Program and has been certified to the M 1003 standard by the AAR and the MIL-I-45208 standard by General Dynamics, a military contractor. The Company currently is taking steps to obtain IS0 9001 and QS 9000 registrations from the ISO. The Company also requires that both its affiliated and unaffiliated suppliers conform to Company and customer quality and engineering standards. Certain of the Company's products also have been specifically certified by the AAR for use in locomotives and railroad cars. In addition, the Company has been qualified as an authorized supplier by leading automobile and truck trailer manufacturers (including GM, Freuhauf, Gunite, Stoughton and Strick), railroads (including Burlington
      Northern, Santa Fe, Missouri Pacific, Southern Pacific and Norfolk Southern) and national distributors of bearings (including Motion Industries and Bearings, Inc.). These certifications and qualifications, which take significant time to obtain because of testing and other requirements, enable the Company to supply large markets currently served by a limited number of competitors and to which the Company's access had been limited previously.

    * PRESENCE IN CHINA. In 1987, the Company formed a joint venture, SGBC, in the PRC to establish a low cost, quality controlled source for bearings and bearing components. The Company has formed other joint ventures in the PRC, and it continues to investigate joint venture opportunities. The Company believes that potential customers in the U.S. intending to establish or expand manufacturing and other facilities in the PRC have, and will continue to have, an incentive to purchase bearings from the Company in order to satisfy Chinese counterpurchasing and local content requirements. In addition, Commerce has granted a preliminary order with respect to SGBC revoking the applicability to it of an antidumping order covering TRBs issued in 1987. A final determination revoking the antidumping order as it applies to SGBC would result in a direct benefit to the Company and SGBC by eliminating costs associated with antidumping duties, yearly antidumping investigations and other compliance requirements related thereto. There cannot be any assurance that Commerce finally will determine to revoke the antidumping order as it applies to SGBC. However, in each of the four annual reviews of the antidumping order in which SGBC was a respondent and Commerce made a final determination, Commerce imposed no antidumping margin on SGBC. The Company knows of no such revocations pending for other companies and believes its own revocation, if granted, will provide it with a competitive advantage.

    * MANUFACTURING AND SOURCING FLEXIBILITY. The Company operates on the principle that a flexible method of combining product and component purchasing with its own manufacturing and assembly capabilities can provide customers with high quality products and cost advantages. The


                                       29




      Company uses its manufacturing, engineering and purchasing expertise to determine the highest quality and most cost effective methods of production. The Company currently sources bearing components and products from over 20 factories outside the U.S. In order to maintain the Company's flexibility to change with the marketplace, the Company typically limits the term of its supply contracts to one year.

    * NICHE MARKET PRODUCTS. Since 1992, the Company increasingly has emphasized the sale of special and niche market bearings. Special bearings are manufactured according to the design specifications of a particular customer, often in cooperation with the Company's engineering staff. Niche market bearings are used in specific industries, served by a limited number of manufacturers and are often sold at higher profit margins than standard bearings. Sales of special and niche market bearings by the Company have increased by approximately 40% from fiscal 1993 to fiscal 1995.

    * IMPROVED FINANCIAL POSITION AND CUSTOMER CONFIDENCE. In September 1991, the Company filed for bankruptcy protection as a result of its inability to meet its obligations under a loan it incurred to acquire the assets of Hyatt, formerly a division of GM. In connection with the Company's reorganization, the Company took significant steps to improve its operations and financial position and reestablish the well-known Hyatt(R) brand. As a result of these efforts, the Company increased its sales from approximately $27.3 million in fiscal 1993, the last year in which the Company operated in bankruptcy, to approximately $42.1 million in fiscal 1995, and reported operating income of $354,000 for fiscal 1995, compared to an operating loss of $387,000 for fiscal 1993. Primarily as a result of a charge due to customer damage claims connected with a product recall of certain tapered journal bearings, the Company incurred a loss of approximately $1.7 million for fiscal 1995. However, during the 1996 Interim Period, the Company recorded operating income of approximately $2.4 million. During the bankruptcy, the Company lost its status as an approved vendor to certain distributors of bearings and bearing products. Although there cannot be any assurance that it will be the case, and while the Company has no basis for determining the effect of the product recall on customer confidence, the Company believes that as a result of this Offering it may be redesignated as an approved vendor by certain of such distributors, enabling the Company to increase its distribution sales and this Offering may enhance customer confidence in the Company's ability to undertake projects requiring greater capital commitments by the Company.

    As a result of the Company's improved financial condition, certifications and qualifications, a favorable operating environment for its Chinese joint ventures, its manufacturing and sourcing expertise and focus on niche markets, the Company believes it is well positioned to increase sales and profitability.

INDUSTRY OVERVIEW

    Based upon statistics published by Commerce, shipments of antifriction bearings and components in the U.S. exceeded $5.2 billion for 1995, an increase of 11% over 1994. There has been an approximately 5% annual rate of growth for antifriction bearings and components in the U.S. for the past 10 years. The industry's 1995 shipments included approximately $1.9 billion of ball bearings, $1.3 billion of TRBs, $900 million of other types of roller bearings, $450 million of mounted units and $589 million of bearing components. Timken dominates the TRB market with estimated sales in excess of $1 billion. The Company competes in segments of each of these bearing classifications. The antifriction bearings industry historically has been cyclical in nature. However, long-term growth prospects are expected to continue as the demand for application products requiring antifriction bearings increases. Antifriction bearings are used in practically every industrial and consumer product requiring reliable, continuous circular motion.

PRODUCTS

    The Company and its joint ventures manufacture and market high quality, precision ball and roller bearings used in a broad range of applications including automotive and trucking (e.g., steering columns, drive trains and transmissions), railcar and locomotive (e.g., wheel and axle assemblies),


                                       30





appliances (e.g., washing machines, fans and vacuum cleaners), lawn and garden implements (e.g., lawn mowers), office equipment (e.g., copiers), consumer products (e.g., bicycles), medical equipment (e.g., wheelchairs), material handling (e.g., conveyor assemblies and hand trucks), power tools (e.g., drills and lathes), chemical processing and the oil industry (e.g., drilling rigs).

    The Company sells approximately 2,000 products. The Company's product line includes standard and metric precision ball bearings, double row ball bearings, unground bearings, and special ball bearings. The Company offers its products in standard, modified, and custom designs where appropriate. The Company produces both special and niche market bearings. Special bearings are specifically manufactured to the requirements of a customer, as determined in cooperation with the Company's engineering staff. Examples of these products include bearings for copier machines, automotive steering columns, postal equipment and wheelchairs. Niche bearings are bearings used in specific industries, and are produced by a limited number of manufacturers. The Company produces, under the Hyatt(R) brand, selected TRBs, spherical roller bearings and cylindrical roller bearings which are used in railroad, truck trailer, automotive and other industrial applications.

MANUFACTURING AND SOURCING


    The Company primarily manufactures and assembles bearings at its facilities in New York and New Jersey, and, since 1987, at the Company's joint venture facility, SGBC, in Shanghai, PRC. Although certain imports from various locations have been subject to antidumping duties since 1987, requiring importing companies to post cash deposits, SGBC, the Company's Chinese joint venture and principal source of imported product, has not been required to pay cash deposits for antidumping duties on TRBs imported from the PRC since 1991, based upon Commerce's final determination as to the fairness of SGBC's pricing that year. Based on such determination and preliminary determinations for subsequent years, SGBC recently requested a revocation of the applicability of the antidumping order to it. As of October 1996, the Company believes SGBC is the only TRB producer in the PRC to have received a preliminary revocation of the antidumping duty order.


    The Company produces approximately 37% of the bearings that it sells and obtains an additional 24% from joint ventures in which it participates. The Company currently relies on approximately 82 unaffiliated manufacturers to produce the remaining 39% of the bearings and components that it distributes. The Company has no long-term contracts with its unaffiliated manufacturing sources. The Company attempts to maintain sourcing flexibility by not engaging in any purchasing contracts that exceed one year.

CHINESE JOINT VENTURES

    The Company has entered into joint ventures with factories in the PRC to enable it to secure a reliable source of high quality low cost bearings and bearing components. By entering into joint ventures, rather than long term manufacturing contracts, the Company is better able to monitor and control production and quality assurance by having access to the factories at both management and production levels. Furthermore, by sourcing from joint ventures, the Company is not required to incur inventory carrying costs, since the joint ventures typically hold all inventory until needed by the Company. The joint ventures also provide a far less capital intensive alternative to building Company-owned facilities.

    SGBC was established by the Company and SRBF in June 1987 as a joint venture limited liability company in accordance with PRC law for an initial term of ten years, which was recently extended to June 2008. SGBC produces tapered roller and ball bearings, which the Company imports into the U.S. for further assembly, inspection, testing and distribution. The Company contributed 25% of the initial capital of SGBC in the form of capital equipment valued by the parties at $750,000 and the Company's joint venture partner, SRBF, contributed 75% of the initial capital of SGBC in the form of facilities and equipment, valued by the parties at $1,500,000 and $750,000, respectively. Subsequently, SGBC's capital was increased by $2,500,000, with the Company contributing 25% of such amount in the form of capital equipment and SRBF contributing 75% of such amount in the form of additional facilities, equipment and cash. The Company is not required, however, to contribute additional capital.


                                       31




    The Company has the exclusive right to sell the products of SGBC in the U.S. In 1994 and 1995, the Company imported $4,900,000 and $5,500,000, respectively, in bearings from SGBC. Purchases are made upon terms and conditions established periodically by negotiation between the Company and SGBC and are subject to adjustment based upon certain events, including increases in the prices of raw materials. The Company is responsible for selecting and purchasing equipment and materials outside of the PRC. Governance, operations, distributions and the dissolution of SGBC are governed by PRC law and by SGBC's joint venture contract and articles of association. SGBC's eight-member Board of Directors, which consists of five directors chosen by SRBF and three directors chosen by the Company, exercises authority over the joint venture by majority vote. Certain decisions involving annual strategy, budgeting and production plans require the vote of at least one Director chosen by the Company. Unanimous consent of the Board of Directors is required for all fundamental corporate changes.

    Subject to PRC law and regulations providing for the payment of taxes, allocations to cover losses of prior years, and contributions to special funds for enterprise expansion, employee welfare and bonuses and general reserves, the profits of SGBC may be distributed, at the discretion of its Board of Directors, to the Company and SRBF in proportion to their registered capital contributions. A distribution of 450,000 Renminbi (the legal currency of the PRC) ("RMB") (approximately $51,967 at then current exchange rates) from 1993 operating profits was made by SGBC to the Company in February 1994. A distribution of another 740,000 RMB (approximately $89,156 at then current exchange rates) from 1994 operating profits, was declared in December 1995. The Company has agreed that this distribution will be invested in the Kong Qiao General Bearing Company ("KQGBC") subject to its formation. KQGBC is a proposed new joint venture between the Company and Shanghai Xinhua Industrial Corp. A distribution of 650,000 RMB ($78,313 at current exchange rates) from 1995 operating profits has been proposed by SGBC management for approval by the Board of Directors of SGBC.

    The joint venture contract and articles of association of SGBC provide that after the Company receives $1,375,000 in profits, its right to receive any additional dividends will terminate and all profits after that time will be distributed exclusively to SRBF. Furthermore, after termination of the joint venture, all equipment and machinery contributed by the Company will be turned over to SRBF without compensation to the Company.

    Wafangdian-Hyatt Bearing Manufacturing Co. Ltd. and Hyatt-ZWZ Bearing Corporation ("Wafangdian-Hyatt" and "Hyatt-ZWZ," respectively) were established pursuant to a Joint Venture Contract dated as of October 9, 1990, by and between the Company and Wafangdian Bearing Factory ("WBF"), a corporation organized under the laws of the PRC.

    Wafangdian-Hyatt is a joint venture limited liability company formed in accordance with PRC law by the Company and WBF for an initial term of ten years. Wafangdian-Hyatt is situated in Wafangdian, PRC and manufacturers journal boxes, traction motor bearings and components for exclusive shipment to Hyatt- ZWZ, which prepares them for distribution by the Company. The Company contributed 25% of the initial registered capital of Wafangdian-Hyatt in the form of capital equipment valued by the parties at $250,000 and WBF contributed 75% of the initial registered capital of Wafangdian-Hyatt in the form of facilities and capital equipment valued by the parties at $750,000. Provisions with respect to pricing, governance, administration and distributions are substantially similar in all material aspects to those of SGBC.

    Wafangdian-Hyatt was terminated by the end of 1996 and all of its operations will be assumed by Wafangdian General Bearing Co., Ltd. ("WGBC"), a new joint venture between World and Wafangdian Bearing Company. In its initial stage, WGBC will produce rear wheel automotive bearings in the PRC with machinery purchased from GM's Delphi plant in Bristol, Connecticut. The Company will sell the WGBC bearings in the U.S. In its second stage, WGBC will produce railroad bearings for sale in U.S.
by the Company.

    Hyatt-ZWZ is a New York corporation whose share capital is owned 65% by the Company and 35% by WBF. The Company initially contributed $130,000 in capital equipment and cash to Hyatt-ZWZ. Hyatt- ZWZ purchases (from Wafangdian-Hyatt and others) and manufactures components for railroad bearing products exclusively for worldwide distribution by the Company. In 1994 and 1995, the Company purchased $1,263,012 and $965,159 of bearings, respectively, from Hyatt-ZWZ.



                                     32





    Governance, operations, distributions and dissolution of Hyatt-ZWZ are governed by New York law and by the terms of the joint venture contract. Hyatt-ZWZ's seven-member Board of Directors, which consists of three directors (including its Chairman) chosen by WBF and four directors (including its Vice-Chairman) chosen by the Company, must unanimously approve all significant corporate actions.

    World has also granted to the Company options, exercisable prior to December 31, 1999, to purchase from World its interest in two joint ventures, Rockland Manufacturing Company ("Rockland") and Wafandgian General Bearing Company, Ltd. ("WGBC"), for $400,000 and $912,896 (subject to adjustment based on change in accounts payable by WGBC to World), respectively, representing the estimated capital contributions, advances for administrative expenses and other costs paid by World with respect to such ventures; provided, however, that if any such option is exercised after December 31, 1997, the applicable purchase price will be adjusted, to include any additional capital contributions made and administrative expenses incurred on behalf of the joint venture by World after such date.

QUALITY AND CUSTOMER SERVICE PROGRAMS

    In order to meet the need for quality products, the Company has focused on the development and implementation of appropriate systems and controls to ensure that proper levels of quality are established and consistently maintained. These systems are documented in the Company's Quality Assurance Manual, which is also used as part of the operating standard of the Company's joint ventures and certain other suppliers. The systems were designed with special requirements to meet customers' specifications. Over the years, the Quality Assurance Manual has been revised to keep abreast with new and revised customer and industry requirements. The systems control not only the activities of the Quality Assurance Department, but also receiving inspection, in-process inspection, final audit procedures, and certain activities of other departments of the Company. These include procedures for design engineering, procurement, manufacturing, assembly and distribution. The system has been audited by certain of the Company's customers and the Company has been certified to the M1003 standard by the AAR and the MIL-I-45208-A standard by General Dynamics, a military contractor.

    The Company is seeking to obtain ISO 9001 and QS 9000 registrations by December 1997. Both of these are comprehensive industry-wide quality control systems. ISO 9001 is similar to ISO 9002, a quality standard applicable to manufacturing companies promulgated by the ISO, but contains specifications regarding engineering and design as well as manufacturing. QS 9000, a standard jointly developed by GM, Ford and Chrysler, has all the basic systems of ISO 9001 with certain additional requirements specific to the automotive industry. GM has requested that the Company meet the QS 9000 certification by December 1997. The Company believes that it will meet such registrations by such date and that, if it cannot, GM will extend the date for obtaining registrations.

    In order to obtain QS 9000 registration (which includes the requirements for ISO 9001) the Company has retained a full time consultant who has developed a 28 step program, which the Company believes should result in registration by November 1997. The benchmarking of the Company's current Quality Assurance system disclosed the need for re-writing of certain procedures, including the Management Responsibility section which has already been completed. In addition, the benchmarking revealed the need to supplement the Quality Assurance and Design Control documentation and this has also been instituted. The next step in the registration process is the implementation of systems which will be accomplished when and as each respective system is developed.

SALES, MARKETING AND CUSTOMERS

    The  Company  markets  its  products  in the U.S.  and abroad  through  nine salaried sales employees as well as 33 commissioned independent sales representative organizations, aggregating 92 sales persons. In addition, the Company has seven customer service representatives responsible for handling orders and providing sales support. Products sold through the OEM Division bear The General(R) label for ball bearings and the Hyatt(R) brand for all types of roller bearings.


                                       33





    The Company participates in trade shows sponsored by the Truck Maintenance Council, Society of Automotive Engineers and the Railway Supply Association. The Company's advertising budget for fiscal 1996 is $50,000 and it anticipates that its advertising budget for fiscal 1997 will be between $100,000 and $150,000.

    Current OEM customers include automotive and locomotive divisions of GM, Gunite (manufacturer of wheels and hubs for trucks and trailers), Strick (truck trailer manufacturer), Trinity (freight car manufacturer), Burlington Northern (railroad) and Xerox (office equipment manufacturer). The OEM Division has over 150 customers. The Distribution Division markets the same broad line of bearing products as the OEM division. The Distribution Division has over 1,200 customers, ranging in size from Motion Industries and Bearings, Inc., each of which has approximately 400 stores in the U.S., to independent single outlet operations. Since 1992, the Company increasingly has emphasized the sale of special and niche market bearings including certain TRBs. The OEM Division focuses on the transportation industry, specialty truck trailer manufacturers (to which the Company was the leading supplier in 1995), railroad locomotive and freight car manufacturers and automotive manufacturers. No customer accounted for more than 10% of the Company's consolidated revenues for fiscal 1995.

    The Distribution Division generally ships product within 24 hours of the time an order is placed. The OEM Division ships products within one to 365 days from the date an order is placed. Actual shipments are dependent upon production schedules of the Company's customers. The Company's arrangements with its North American customers typically provide that payments are due within 30 days following the date of shipment of goods. Foreign customers are generally required to pay by letter of credit. At September 28, 1996, in excess of 90% of accounts receivable were current or less than 30 days past due. Approximately 3.7% of accounts receivable were over 90 days old as of September 28, 1996.

EMPLOYEES

    As of August 31, 1996, the Company had 172 full-time employees, of whom 122 were engaged in production, shipping and receiving and maintenance, and 16 of whom were engaged in sales and marketing. 110 of the Company's employees engaged in production, shipping and receiving, and maintenance, are subject to collective bargaining and are represented by the United Brotherhood of Carpenters and Joiners of America, AFL-CIO, Local 3127 ("Union"). The current collective bargaining agreement with the Union expires on April 30, 1997. The Company believes that relations with its employees, including those subject to collective bargaining, are good. The Company has a 20 year relationship with the Union and has never experienced a Union work stoppage.

COMPETITION

    The ball and roller bearing industry is highly competitive. The Company believes that competition within the precision ball and roller bearing market is based principally on quality, price and the ability to meet customer delivery requirements. The Company's primary domestic and foreign competitors are Timken, SKF USA Inc., NSK Corporation, NTN Bearing Corporation of America, The Torrington Company and FAG Holding Corporation. Many of the Company's competitors have substantially greater financial resources than the Company. Management believes that the Company's manufacturing and sourcing capabilities and its reputation for consistent quality and reliability have positioned the Company for continued growth in both market share and sales.

PATENTS, TRADEMARKS AND LICENSES

    Except for The General(R) trademark and the license from GM with respect to the Hyatt(R) trademark ("Hyatt License"), the Company does not own any U.S. or foreign patents, trademarks or licenses that are material to its business. The Company does rely on certain data, including costing and customer lists, and the success of its business depends, to some extent, on such information remaining confidential. Each employee who may have access to confidential information is subject to a confidentiality agreement.

    Under the Hyatt License, the Company has exclusive use of the terms "Hyatt," "Hyatt Railway," "Hyatt Railway Products," "Hyatt Manufacturing," "Hyatt General" and most derivatives of "Hyatt" in connection with locomotive journal boxes, traction motor bearings and component parts



                                       34




thereof, and non-exclusive rights to such trademarks with respect to other products. The term of the Hyatt License extends until January 1, 2000, and may be renewed at the option of the Company for an additional ten year term. The Company paid GM an initial fee of $30,000 upon execution of the Hyatt License and has paid or will pay an annual licensing fee to GM in an amount increasing from $20,000 in 1990 to $35,000 in 1999. The fee payable by the Company upon the exercise of its option to renew the Hyatt License is based upon a benchmark of $27,500 indexed for inflation as of 1999.

PROPERTIES

    The Company leases facilities located in Union, New Jersey and West Nyack, New York, which have approximately 72,000 and 190,000 square feet of space, respectively. Management believes that the plants are adequate for the Company's present needs and anticipated expansion. The West Nyack facility, which is used principally for administrative, assembly, and distribution purposes, is owned by Realty and from January 1 to November 1, 1996 the Company held a month-to-month tenancy for the premises at a monthly rent of $61,885. Effective November 1, 1996, the Company and Realty entered into a lease for the West Nyack facility ("Lease"), which provides for an initial term expiring on October 31, 2003, and is renewable at the option of the Company for an additional six year term. The Company pays rent of $4.81 per square foot (or $912,840) annually, payable in monthly rent payments of $76,070. The Lease provides for an increase in the rent every other year, commencing in 1998, to the greater of (i) 106% of the next preceding year's rent or (ii) the preceding years rent multiplied by a fraction the numerator of which is the Consumer Price Index for the area including Rockland County or, if no such index is published, for Northern Jersey ("CPI") in effect 90 days prior to November 1 of the new rent year and the denominator of which is the CPI in effect 90 days prior to November 1 of the preceding year. Simultaneously, the Company entered into a sublease with WMW Machinery Co. and World for approximately 31,000 and 5,500 square feet of the West Nyack facility, respectively. See "Certain Relationships and Related Transactions." The lease for the Union facility, which is used principally for assembly, manufacturing and distribution purposes, expires on April 1, 1998, renewable at the option of the Company for an additional five year term. Rent expense for the Union location was approximately $238,000, $204,000 and $204,000 in 1993, 1994 and
1995, respectively. Rent expense was approximately $153,000 and $162,000 for each of the 1995 and 1996 Interim Periods, respectively.

ENVIRONMENTAL COMPLIANCE

    The Company's operations and products are subject to extensive federal, state and local regulatory requirements relating to pollution control and protection of the environment. Based on information compiled to date, management believes that the Company's current operations are in material compliance with applicable environmental laws and regulations, the violation of which would have a material adverse effect on the Company. There can be no assurance, however, that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future. The Company and Realty are pursuing claims against Xerox in the United States District Court for the Southern District of New York related to the discharge by Xerox of contaminants into the subsurface at a property in the vicinity of the Blauvelt Property. Realty and the Company, among other things, allege that the subsurface discharge by Xerox has adversely affected the Blauvelt Property. The DEC has held Xerox responsible for such discharges and Xerox has entered into several consent orders with DEC agreeing, among other things, to investigate and remediate the impact of the discharges. Neither DEC nor any other party has sought to impose liability on the Company or Realty for the discharges or the costs of investigation or remediation. The Company believes that it and Realty have meritorious claims against Xerox. However, there can be no assurance that the Company and Realty will be successful in their claims.

LEGAL PROCEEDINGS

    On August 25, 1986, Timken, a U.S. producer of TRBs, filed a petition on behalf of the U.S. TRB industry with both the ITC and Commerce seeking the imposition of antidumping duties on imports of TRBs from Japan, Italy, the former Yugoslavia, Romania, Hungary and the PRC. In May 1987,


                                       35




Commerce found that TRBs from each of the aforementioned countries were being sold in the U.S. at less than fair value, as determined by Commerce based upon an estimate of the foreign market value of TRBs (i.e. the price at which the same or similar merchandise is sold or offered for sale in the principal markets of the home market country). Commerce subsequently issued an antidumping order imposing duties on the unfairly traded TRBs equal to the percentage difference between the selling prices in the U.S. and the foreign market value of the imported TRBs during specified review periods. Among others, the order named SGBC, the Company's joint venture in the PRC. Importers subject to the antidumping order are required to post a cash deposit with the U.S. Customs Service equal to the antidumping margin percentage multiplied by the export price of any imported product covered by the dumping petition. The Company, as an importer of TRBs from SGBC, has not been required to post cash deposits since 1991, when Commerce allotted a 0% dumping margin to SGBC. In June 1995, SGBC requested a revocation of the order imposing antidumping duties on it with respect to its products. Commerce issued a preliminary order granting such revocation based upon, among other factors, the fact that SGBC had not sold TRBs at less than foreign market value for three consecutive years.

    In 1986 the Company entered into a joint venture with a former East German trade agency pursuant to which the parties jointly owned, through a holding company called Alurop, WMW. Pursuant to the joint venture agreement, WMW was, by separate agency contract, granted the exclusive right to distribute certain East German machine tools in the United States. After the reunification of Germany in 1990, the Company's joint venture partner and its successors, including WEMEX, breached the joint venture agreement and the exclusive agency contract, causing damage to WMW by frustrating WMW's ability to sell machine tools and causing the rapid devaluation of its inventory. WMW could not ensure its customers that service and parts could be supplied, or that terms of the warranties could be met, causing its business to decline dramatically. The Company attempted unsuccessfully for a period of several years to amicably resolve the WMW dispute.

    In February 1995, however, WMW and the Company commenced an action in the U.S. District Court for the Southern District of New York against WEMEX, Werner
P. Muender, Treuhandanstalt and Bundesanstalt fuer Vereinigungsbedingte Sonderaufgaben alleging, among other things, that: (i) WEMEX breached a joint venture agreement with the Company and a commercial sales agency agreement with WMW and violated its duties to the Company and WMW arising under such agreements; (ii) the Company relied to its detriment upon promises made by WEMEX to support WMW's marketing efforts; and (iii) Werner P. Muender, the liquidator of WEMEX, wrongfully converted property of WMW to his benefit. WMW also is seeking a declaratory judgment that any indebtedness it may owe to WEMEX be extinguished or diminished to the extent of existing value of machine tools purchased by WMW from or through WEMEX. Defendants answered the complaint, denying the allegations therein, and WEMEX asserted counterclaims against: (i) WMW for goods sold and delivered in the amount of $9,507,337; (ii) Seymour I. Gussack and WMW Machinery Co. in the amount of $9,507,337, alleging that Seymour
I. Gussack  improperly caused the sale of WMW's assets to WMW Machinery Co.; and
(iii) the Company in the amount of $9,507,337, alleging that the Company breached its fiduciary duty to WEMEX by failing to provide the working capital requirements of WMW. WMW, the Company, WMW Machinery Co. and Seymour I. Gussack have denied any liability to WEMEX and believe its counterclaims to be without merit. However, there can be no assurance the case will be resolved in a timely manner or settled to the satisfaction of the Company. Furthermore, the enforcement of an award favorable to the Company may be subject to further review by German courts. Defendants have also moved to dismiss the action based on various grounds including, among others, the Foreign Sovereign Immunities Act of 1976, the Act of State Doctrine, forum non conveniens, legal insufficiency of certain claims and improper venue. WMW, the Company, WMW Machinery Co. and Seymour I. Gussack have opposed Defendants' motion for dismissal, and argued that, if the Court dismisses the Company's claims, it should also dismiss the Defendants' counterclaims. There can be no assurance, however, that if the court dismisses the action in its entirety, the Defendants will not institute an action in Germany, which may be a less favorable forum for the Company. In addition, if the Defendants prevail in their counterclaim against the Company for the amount claimed and the Company is unsuccessful in its claims against the Defendants, there would be a material adverse effect on the Company's financial condition.


                                       36




                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:


            NAME               AGE                     POSITION
            ----               ---                     --------
Seymour I. Gussack ........     73    Chairman of the Board of Directors
David L. Gussack ..........     39    President and Director
Jerome Johnson ............     85    Director
Robert E. Baruc ...........     45    Director Designee
Harold S. Geneen ..........     86    Director Designee
Nina M. Gussack ...........     41    Director Designee
Lester M. White ...........     37    Vice President -- Administration/MIS
Eugene Passariello ........     65    Vice President -- Manufacturing
William F. Kurtz ..........     38    Vice President -- Technical Services
Christopher Moore .........     40    Vice President -- Finance, Secretary
                                        and Treasurer
Joseph J. Hoo .............     62    Vice President -- Advanced Technology
                                        and China Affairs

    Set forth below is certain additional information with respect to the Directors, executive officers and Director Designees of the Company. Robert E. Baruc, Harold S. Geneen and Nina M. Gussack will be appointed as Directors upon completion of this Offering.

    SEYMOUR I. GUSSACK founded the Company in 1958 and has served as Chairman of the Board of Directors and a Director of the Company since its formation. Seymour I. Gussack is also the Chairman of the Board of Directors and a Director of World and a partner of Realty. See "Certain Relationships and Related Transactions" and "Principal Stockholder." Seymour I. Gussack's son is David L. Gussack, President of the Company and a Director.

    DAVID L. GUSSACK became President of the Company in 1993 and has been a Director of the Company since 1987. David L. Gussack has held various positions with the Company since 1983, including Executive Vice President from 1991 to 1992, General Manager of the OEM Division from 1988 to 1990, Supervisor and Coordinator, Hyatt Absorption Project from 1987 to 1988, Plant Manager from 1986 to 1987, Office Facilities Manager from 1985 to 1986, and Manager of Special
Projects from 1983 to 1985. David L. Gussack is a Secretary and a Director of SGBC and Hyatt-ZWZ, respectively. He also is a partner of Realty. See "Certain Relationships and Related Transactions." David L. Gussack is a graduate of the University of Pennsylvania. David L. Gussack's father is Seymour I. Gussack, Chairman of the Board of Directors of the Company.

    LESTER M. WHITE has served as Vice President -- Administration/Management Information Systems of the Company since 1989. Mr. White is a graduate of University of Massachusetts, Boston (B.S. in Management and Economics).


    EUGENE PASSARIELLO has served as Vice President -- Manufacturing of the Company since 1989. Mr. Passariello was a Plant Manager of the Company from 1989 to 1991. He is a graduate of Fairleigh Dickenson University (B.S. in Industrial Engineering) and has undertaken graduate studies at Brooklyn Technical College (Metallurgy) and Rockland College (Business Administration).


                                       37






    WILLIAM F. KURTZ has served as Vice President -- Technical Services of the Company since 1993. Mr. Kurtz was also a Chief Engineer of the Company from 1989 to 1993 and Senior Project Engineer of the Company from 1988-89. He is a graduate of Manhattan College (B.E. and M.E. in Mechanical Engineering) and a licensed professional engineer.


    CHRISTOPHER MOORE has served as Vice President -- Finance of the Company since 1995 and as Secretary and Treasurer since 1993. Prior to that time, Mr. Moore held various positions in the Company, including Controller from 1986 to 1995 and Assistant Controller from 1984 to 1986. Mr. Moore is a graduate of Seton Hall University (B.S. in Accounting) and has been a certified public accountant since 1982.

    JOSEPH I. HOO has served as Vice President -- Advanced Technology and China Affairs of the Company since August 1995. Mr. Hoo served as General Manager, Industrial Products Division, from 1991 to 1995 and as Chief Metallurgist from 1987 to 1991. Mr. Hoo is a graduate of the National University of Japan (B.S. in Engineering) and University of Michigan (M.S.E. in Metallurgy and Engineering).

    JEROME JOHNSON has been a director of the Company since September 1987. Mr. Johnson has been an attorney in private practice for more than 50 years. He also serves on the Board of Directors of Presidential Life Insurance Company. Mr. Johnson is a graduate of DePaul University (J.D. and L.L.B) and is a member of the Illinois and New York bars.

    ROBERT E. BARUC has agreed to serve as a Director of the Company upon the completion of this Offering. Since April 1994, Mr. Baruc has been an Executive Vice President of Unapix Entertainment, Inc., an independent distributor of film and television programming. Since August 1993, he has been the President and Chief Executive Officer of A Pix Entertainment, Inc. From December 1992 to August 1993, Mr. Baruc was President of Triboro Entertainment Group, a company engaged principally in home video distribution. From January 1991 to December 1992, Mr. Baruc primarily acted as an independent consultant to the entertainment industry. He is the son-in-law of Seymour I. Gussack and the brother-in-law of David L. Gussack and Nina M. Gussack.

    HAROLD S. GENEEN has agreed to serve as a Director of the Company upon the completion of this Offering. Mr. Geneen served as Chief Executive Officer of ITT Corporation ("ITT") from 1959 until 1977, and as Chairman of the Board of Directors of ITT from 1965 until 1979. He has been Chairman Emeritus of ITT since 1983. Mr. Geneen is also a Director of IVAX Corporation, a pharmaceutical company and Gunther International, Ltd., a document assembly company.

    NINA M. GUSSACK has agreed to serve as a Director of the Company upon the completion of this Offering. Ms. Gussack has been litigation partner at the law firm of Pepper, Hamilton, & Scheetz in Philadelphia, Pennsylvania since 1986. She is a graduate of the University of Pennsylvania (B.S. in History and M.S. in Secondary Education) and Villanova University School of Law (J.D.). She is a member of the Pennsylvania bar. She is the daughter of Seymour I. Gussack and the sister of David L. Gussack.

    Seymour I. Gussack, David L. Gussack and Eugene Passariello were each officers of the Company at the time the Company filed for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code in 1991. See "Company History."

    Directors hold office until the next annual meeting of stockholders following their election, or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

    The standing committees of the Board of Directors are the Audit Committee and the Compensation/ Stock Option Committee.

    The Audit Committee of the Board of Directors will consist of three directors, David L. Gussack, Robert E. Baruc and Jerome Johnson. The Audit Committee's function is to review and report to the Board of Directors with respect to the selection and the terms of engagement of the Company's


                                       38




independent public accountants, and to maintain communications among the Board of Directors, such independent public accountants, and the Company's internal accounting staff with respect to accounting and audit procedures, the implementation of recommendations by such independent public accountants, the adequacy of the Company's internal controls and related matters. The Audit Committee also reviews certain related party transactions and any potential conflict of interest situations involving officers, directors or stockholders beneficially owning more than 10% of an equity security of the Company.

    The Compensation/Stock Option Committee will consist of Messrs. Harold S. Geneen and Robert E. Baruc, each of whom is an independent Director. The Compensation/Stock Option Committee's function is to review and approve annual salaries and bonuses for all employees with salaries in excess of $100,000 and review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto, including the granting of stock options pursuant to the Company's 1996 Option Plan.

EXECUTIVE COMPENSATION

    The following table sets forth the aggregate compensation paid for services rendered in all capacities to the Company's executive officer who received compensation of $100,000 or more during the fiscal year ended December 30, 1995:


                                              ANNUAL COMPENSATION(1)           LONG-TERM COMPENSATION
                                            --------------------------   -------------------------------------
                                                                         RESTRICTED
                                            FISCAL                          STOCK       STOCK      ALL OTHER
       NAME AND PRINCIPAL POSITION           YEAR     SALARY     BONUS     AWARDS     OPTIONS#    COMPENSATION
       ---------------------------           ----     ------     -----     ------     --------    ------------
       David L. Gussack, President           1995    $155,232   $5,000        0           0        $28,000(2)

(1) Perquisites and other personal benefits are not included because they do not exceed the lesser of $50,000 or 10% of the total base salary and annual bonus for the named executive officer.

(2) Represents deferred compensation.


1996 STOCK OPTION AND PERFORMANCE AWARD PLAN

    Upon the successful completion of this Offering, the Company will adopt the 1996 Option Plan, which authorizes the grant to directors, officers and key employees of the Company and any parent or subsidiary of the Company, of incentive or non-qualified stock options, performance shares, restricted shares and performance units. The 1996 Option Plan covers up to 500,000 shares of the Company's Common Stock. Options to purchase 257,500 shares at this Offering price per share were granted certain officers, directors and other key employees, subject to the closing of this Offering.

    The 1996 Option Plan will be administered by a committee ("Stock Option Committee") consisting of Messrs. Harold S. Geneen and Robert E. Baruc. The Stock Option Committee determines the prices and terms at which options may be granted. Options may be exercisable in installments over the option period, but no options may be exercised after ten years from the date of grant.

    The exercise of any incentive stock option granted to an eligible employee may not be less than 100% of the fair market value of the shares underlying such option on the date of grant, unless such employee owns more than 10% of the outstanding Common Stock or stock of any subsidiary or parent of the Company, in which case the exercise price of any incentive stock option may not be less than 110% of such fair market value. No option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of


                                       39




the Common Stock or stock of any subsidiary or parent of the Company, no more than five years from its date of grant. Options are not transferable, except upon the death of the optionee. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately expire, and any options that are exercisable expire three months following termination of employment, if such termination is not the result of death or retirement, two years following such termination, if such termination was because of death, and one year following such termination if such termination was because of disability or retirement under the provisions of any retirement plan that may be established by the Company, or with the consent of the Company.

    At the time each grant of shares is made, the Stock Option Committee will determine the duration of the performance or restriction period, if any, the performance targets, if any, and the times at which restrictions placed on restricted shares shall lapse.

DIRECTOR COMPENSATION

    The members of the Company's Board of Directors are not compensated for their service on the Board, but are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings. Directors will participate in the 1996 Option Plan.


                                       40





              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BANKRUPTCY AND RESULTING OBLIGATIONS TO WORLD

    In connection with the Plan of Reorganization, the Company issued to World, which prior to this Offering owned all of the Company's Common Stock, the Secured Note, the Installment Note, and 1,000 shares of Common Stock (3,000,000 shares after giving effect to the 3000-for-one stock split effective October 10,
1996) in exchange for the Discharged Obligation. World acquired for approximately $2.0 million the Discharged Obligation from Wells Fargo, which provided financing for the purchase by the Company in March 1987 of Hyatt and for working capital. The Secured Note is secured by a subordinated lien in certain machinery and equipment having a net book value of approximately $1.4 million at December 30, 1995. Interest on the Secured Note accrues annually but is only payable with respect to any fiscal year to the extent the Company's net income exceeds $400,000. The Company has never made any payments of principal or interest with respect to the Secured Note, and it has accrued $412,500 in interest thereon. World agreed to defer the payment under the Installment Note for fiscal 1993 and fiscal 1994, and received principal payments of $375,000 during fiscal 1995, which included the two installments previously deferred. The Installment Note does not bear interest. During 1993 and 1994, World lent $1,000,000 to the Company, with interest payable quarterly at the rate of 6% per annum. The loan was repaid in full in December 1995, and interest payments for fiscal 1994 and fiscal 1995 were made in the amount of $45,000 each year.

LEASES WITH REALTY

    From January 1 to November 1, 1996, the Company held a month-to-month tenancy for the premises located at West Nyack, New York comprising 189,833 square feet owned by Realty, whose partners include Seymour I. Gussack, David L. Gussack and Nina M. Gussack, each a member or a Director designee of the Board of Directors of the Company. The Company and Realty entered into the Lease effective as of November 1, 1996, which provides for an initial term expiring on October 31, 2003, renewable at the option of the Company for an additional six year term. The Company pays rent of $4.81 per square foot (or $912,840) annually, payable in monthly rent payments of $76,070. Although the Company has not obtained a formal appraisal, based upon an informal survey conducted by a real estate broker, the Company believes that the rent charged it by Realty approximates fair market rents in the area. The Lease provides for an increase every other year, commencing in 1998, to the greater of: (i) 106% of the next preceding year's rent; or (ii) the preceding year's rent multiplied by a fraction the numerator of which is the CPI for the area including Rockland County or if no such index is published, for Northern New Jersey in effect 90 days prior to November 1 of the new rent year and the denominator of which is the CPI in effect 90 days prior to November 1 of the preceding year.

    During 1993, 1994 and 1995, the Company leased facilities from Realty in Blauvelt, New York at which the Company located its headquarters and operations. The Company is the guarantor with respect to a mortgage loan currently in the principal amount of $679,586 from the Job Development Authority of Rockland County and a mortgage loan currently in the principal amount of $543,750 from the Industrial Development Authority of Rockland County on the property in Blauvelt, New York. The Company did not receive any consideration from Realty for its guarantee of such mortgage loans. The Company incurred rent and real estate taxes with respect to the facilities leased from Realty in Blauvelt, New York for 1993, 1994 and 1995 of approximately $786,000, $923,000 and $861,000, respectively.

SUBLEASES TO WMW MACHINERY CO. AND WORLD

    The Company currently subleases 30,949 square feet and 5,500 square feet at the West Nyack facility to WMW Machinery Co., a subsidiary of World, and World, respectively, pursuant to subleases in each case effective November 1, 1996. The subleases are coterminous with the Lease. The sublease with WMW Machinery Co. provides for rent of $5.50 square feet or $170,220 per year until November 1998, payable to the Company in equal monthly installments. The sublease with World provides for rent of $33,000 per year until November 1998, payable to the Company in equal monthly installments. Each


                                       41





sublease provides for an increase in rent every other year, commencing in 1998, to the greater of: (i) 106% of the next preceding year's rent; or (ii) the preceding year's rent multiplied by a fraction the numerator of which is the CPI in effect 90 days prior to November 1 of the next rent year and the denominator of which is the CPI in effect 90 days prior to November 1 of the preceding year.

OTHER TRANSACTIONS WITH WORLD AND WORLD AFFILIATES

    The Company made payments for and advances to World, World subsidiaries and joint ventures and certain affiliates for payroll, benefits and other expenses. Such payments aggregated approximately $84,000, $1,708,000, $1,742,000 and $1,262,000 and $1,204,000 for 1993, 1994, 1995 and the 1995 and 1996 Interim
Periods, respectively. The advances did not bear interest through the end of fiscal 1995, however, effective December 31, 1995, the balances bear interest at 8% which is accrued monthly. In certain cases, the obligation to repay advances made by the Company were satisfied by offsetting the price of bearings or bearing products purchased from joint ventures obligated to the Company. The Company has purchased bearings from four joint ventures and machinery from another joint venture in which World has interests. Such purchases aggregated $0, $600,000, $2,650,000 and $2,528,000 and $362,000 for 1993, 1994, 1995 and
the 1995 and 1996 Interim Periods, respectively. Following the completion of this Offering, the Company anticipates that it will continue to purchase bearings from joint ventures in which World has an interest and to make advances to or for the benefit of World and such joint ventures for the payment of their expenses related to the supply of products to the Company. These advances either will be repaid by World or the joint venture or will be offset against the price of bearings purchased by the Company.

    World has also granted to the Company options, exercisable prior to December 31, 1999, to purchase from World its interest in two joint ventures, Rockland and WGBC, for $400,000 and $912,896 (subject to adjustment based on change in accounts payable by WGBC to World), respectively, representing the estimated capital contributions, advances for administrative expenses and other costs paid by World with respect to such ventures; provided, however, that if any such option is exercised after December 31, 1997, the applicable purchase price shall be adjusted, to include any additional capital contributions made and administrative expenses incurred on behalf of the joint venture by World after such date.

TAX SHARING AGREEMENT

    The Company has been, and will be, included in the consolidated federal income tax returns filed by World during all periods in which it has been or, will be, a wholly-owned subsidiary of World ("Affiliation Years"). Upon the completion of this Offering, the Company will cease to be included in the consolidated federal income tax returns filed by World, and will file on a separate basis. As a result, the Company and World have entered into an agreement ("Tax Sharing Agreement") providing for the manner of determining payments with respect to federal income tax liabilities and benefits arising during the Affiliation Years. Under the Tax Sharing Agreement, the Company has paid, or will pay, to World an amount equal to the Company's share of World's consolidated federal income tax liability, generally determined on a separate return basis, for the tax years which have ended and the portion of the tax year preceding consummation of this Offering, and World will pay the Company for the use of the Company's losses, and credits arising in such periods, in each case net of any amounts theretofore paid or credited by World or the Company to the other with respect thereto. In the event that World's consolidated federal income tax liability for any Affiliation Year is adjusted upon audit or otherwise, the Company will bear any additional liability or receive any refund which is attributable to adjustments of items of income, deduction, gain, loss or credit of the Company. World shall permit the Company to participate in any audits or litigation with respect to Affiliation Years, at the Company's expense, to the extent that such audit or litigation could result in an indemnification payment from the Company to World.

REGISTRATION RIGHTS AGREEMENT

    World has certain rights with respect to the registration under the Act of shares of Common Stock owned by it as of the date hereof ("Registrable Shares"). Such rights will be exercisable by any person or entity (together with World, "Holders") acquiring Registrable Shares from World, including any



                                       42





options, warrant to purchase, or other security exchangeable for or convertible into Registrable Shares other than pursuant to an effective registration statement under the Act. If the Company proposes to register any securities under the Act (other than a registration on Form S-4 or Form S-8), whether or not for its own account, the Holders are entitled to include Registrable Shares, subject to the right of the managing underwriter of any such offering to exclude, due to market conditions, some or all of such Registrable Shares from such registration. In addition, commencing one year after the date of this Prospectus, the Holders will have the right to require the Company to prepare and file registration statements under the Act with respect to the Registrable Shares. The right may be requested by any Holder holding Registrable Shares aggregating at least 50,000 shares of the Company's Common Stock outstanding at the date of this Prospectus. The Company generally is required to bear the expenses (except underwriting discounts and commissions and fees and expenses of separate counsel) of all such registrations, whether or not initiated by any Holder.

FUTURE TRANSACTIONS

    The Company believes, based upon an informal survey of rents in the area, that its transactions with Realty and its sublease with World approximate fair market value, however it has no basis upon which to determine if the terms of other past transactions with World and its affiliates have been at least as favorable to the Company as those that could have been obtained from unrelated parties. However, all future transactions between the Company and its officers, directors, principal shareholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unrelated third parties.


                                       43






                           PRINCIPAL STOCKHOLDER


    The following table sets forth, as of the date of this Prospectus, and as adjusted to reflect the sale of the 900,000 shares of Common Stock offered hereby, certain information concerning the beneficial ownership of Common Stock as to each director and current executive officer of the Company, and each person who, to the Company's knowledge, beneficially owns more than 5% of the outstanding Common Stock.




                                                                          PERCENTAGE OF SHARES
                                                           NUMBER OF     BENEFICIALLY OWNED(1)(2)
                                                            SHARES       ------------------------
                                                          BENEFICIALY     BEFORE          AFTER
       NAME AND ADDRESS OF BENEFICIAL OWNER(1)              OWNED(3)     OFFERING       OFFERING
       ---------------------------------------            -----------    --------       --------
World Machinery Company ..............................     3,000,000       100.0%         76.9%
 44 High Street
 West Nyack, New York 10994



------------
(1) Pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.


(2) Assumes the Underwriters' over-allotment option is not exercised. If such option is exercised, the percentage of the issued and outstanding Common Stock owned by World will be reduced to 74.3%.



(3) Seymour I. Gussack, the Company's Chairman of the Board and David L. Gussack, the Company's President, own or control approximately 19.6% and 17.6%, respectively, of the Common Stock of World. The remaining children of Seymour I. Gussack and his spouse own or control an additional approximately 41.2% of the stock of World. Harold S. Geneen, a Director Designee of the Company, and Joseph J. Hoo, Vice President -- Advanced Technology and China Affairs of the Company, own approximately 19.6% and 2.0% of the Common Stock of World, respectively. Seymour I. Gussack, David
     L. Gussack, Robert E. Baruc, a director, and Realty have expressed an interest to purchase in the Offering 4,000, 2,000, 1,000 and 5,000 shares of Common Stock, respectively, subject to availability.



                                       44


                         DESCRIPTION OF SECURITIES

GENERAL


    The Company is authorized to issue 19,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. Upon completion of this Offering, there will be 3,900,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding.


    The following summary is qualified in its entirety by reference to the COI and By-laws, a copy of each of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

    Each holder of Common Stock is entitled to cast one vote, either in person or by proxy, for each share of Common Stock owned of record on the record date (as defined in the By-laws) on all matters submitted to a vote of stockholders, including the election of directors. The holders of Common Stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of the class of directors to be elected by the Common Stock can elect all of such directors, and, in such event, the holders of the remaining shares of Common Stock will be unable to elect any of the Company's directors.

    Holders of outstanding shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of the Company, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to stockholders after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of Preferred Stock.

    Holders of the shares of Common Stock have no preemptive rights. There are no conversion or subscription rights, and shares of Common Stock are not subject to redemption. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for in accordance with the terms thereof, duly authorized and issued, fully paid and nonassessable.

PREFERRED STOCK

    The authorized capital stock of the Company includes 1,000,000 shares of Preferred Stock. The Board of Directors is authorized to fix the rights, preferences, privileges and restrictions of any series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares of such series then outstanding). Because the terms of the Preferred Stock can be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company or to make the removal of management more difficult. The Board of Directors, without stockholder approval, could issue Preferred Stock with dividend, voting and conversion rights which could adversely affect the rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock.

CERTAIN DELAWARE LAW PROVISIONS

Section 203 of the DGCL prevents an  "interested  stockholder"  (defined in DGCL
Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in DGCL Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation



                                       45





approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the date on which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. DGCL Section 203 may have a depressive effect on the market price of the Common Stock offered hereby.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COI AND BY-LAWS

    Certain provisions of the COI and By-laws of the Company summarized in the following paragraphs will become operative prior to consummation of this Offering and may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by such stockholders. These provisions also may have a depressive effect on the market price of the Common Stock.

    Special Meeting of Stockholders. The COI provides that special meetings of stockholders of the Company may be called only by the Board of Directors. This provision makes it more difficult for stockholders to take action opposed by the Board of Directors. The approval of the holders of two-thirds of the Company's outstanding Common Stock is necessary to amend or repeal this provision of the Company's Certificate of Incorporation.

    Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the
Company: (i) in the case of an annual meeting that is called for a date that is within 30 days before or after anniversary date of the immediately preceding annual meeting of stockholders, not fewer than 60 days nor more than 90 days prior to such anniversary date; and (ii) in the case of the annual meeting to be held during the first complete fiscal year following the date of this Prospectus or that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, no later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, the By-laws may not be amended or repealed by the stockholders of the Company, except with the approval of holders of two-thirds of the Company's outstanding Common Stock.

    Adjournment of Meetings of Stockholders. The By-laws provide that when a meeting of stockholders of the Company is convened, the presiding officer, if directed by the Board of Directors, may adjourn the meeting if: (i) no quorum is present for the transaction of business; or (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information the Board of Directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by the Board of Directors. The effect of such provision could be to delay the timing of a stockholders' meeting, including in cases where stockholders have brought proposals before the stockholders that are in




                                       46






opposition to those brought by the Board of Directors and therefore may provide the Board of Directors with additional flexibility in responding to such stockholder proposals. As set forth below, the By-laws may not be amended or repealed by the stockholders of the Company, except with the approval of holders of two-thirds of the Company's outstanding Common Stock.

    Amendment of the By-laws. The COI provides that the By-laws may be amended or repealed by the Board of Directors and may not be amended or repealed by the stockholders of the Company, except with the consent of holders of two-thirds of the Company's outstanding Common Stock. This provision will make it more difficult for stockholders to make changes to the By-laws that are opposed by the Board of Directors. This provision of the COI may not be amended or repealed by the stockholders of the Company, except with the approval of the holders of two-thirds of the Company's outstanding Common Stock.

TRANSFER AGENT

    The transfer agent for the Company's Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.

              SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE


    The Company has 3,900,000 shares of Common Stock issued and outstanding. Of these shares, 900,000 shares of Common Stock registered in this Offering (1,035,000 if the over-allotment option is exercised) will be freely tradeable without restriction or further registration under the Act, except for shares purchased by affiliates of the Company, which will be subject to certain resale limitations of Rule 144 under the Act. The remaining 3,000,000 shares were initially issued and sold by the Company in December 1993 as 1000 shares which were subject to a 3000-for-one stock split effective as of October 10, 1996.


    In general, Rule 144, as currently in effect, subject to the satisfaction of certain conditions, provides that a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three month period immediately preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.



                                       47




                                  UNDERWRITING

    The Underwriters named below have agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and H.J. Meyers & Co., Inc., as Representative of the Underwriters, to purchase from the Company the number of shares of Common Stock set forth opposite their names. The 9% underwriting discount set forth on the cover page of this Prospectus will be allowed to the Underwriters at the time of delivery to the Underwriters of the shares of Common Stock so purchased.



                                                                   NUMBER OF
                                                                     SHARES
                    NAME OF UNDERWRITER                            PURCHASED
                    -------------------                            ---------
H.J. MEYERS & CO., INC. ....................................         510,000
ALLEN & CO., INC. ..........................................          55,000
BREAN MURRAY & CO., INC. ...................................          40,000
RONEY & CO., L.L.C. ........................................          40,000
STARR SECURITIES, INC. .....................................          40,000
JOHN G. KINNARD & COMPANY, INC. ............................          35,000
MADISON SECURITIES, INC. ...................................          35,000
SMITH, MOORE & CO. .........................................          35,000
STERN, AGEE & LEACH, INC. ..................................          35,000
FREDERICK & COMPANY, INC. ..................................          25,000
M.S. FARRELL & CO., INC. ...................................          25,000
NEIDIGER, TUCKER, BRUNER, INC. .............................          25,000
                                                                   ---------
  TOTAL ....................................................         900,000
                                                                   =========



    The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the front cover page of this Prospectus, and at such price less a concession not in excess of $.35 per share of Common Stock to certain dealers who are members of the National Association of Securities Dealers, Inc., of which the Underwriters may allow and such dealers may reallow concessions not in excess of $.10 per share of Common Stock to certain other dealers. The public offering price and concession and discount may be changed by the Underwriters after the initial public offering.


    The Company has granted to the Underwriters an over-allotment option expiring at the close of business on the 45th business day subsequent to the date of this Prospectus, to purchase up to an additional 135,000 shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to satisfy over-allotments in the sale of the shares of Common Stock.

    The Company has agreed to pay to the Representative a non-accountable expense allowance equal to 2.5% of the total proceeds of this Offering, or $157,500 (and 2.5% of the total proceeds from the sale of any shares of Common Stock pursuant to the exercise of the over-allotment option, or $23,625 if the Underwriters exercise the over-allotment option in full). In addition to the Underwriters' commissions and the Representative's expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock under Federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this Offering.


    At the closing of this Offering, the Company will issue to the Representative, for nominal consideration, the Representative's Warrants to purchase up to 90,000 shares of Common Stock of the Company. The shares of Common Stock subject to the Representative's Warrants are identical to the shares of Common Stock sold to the public, except for the purchase price and certain registration rights. The Representative's Warrants will be exercisable for a four-year period commencing one year from the date of this Prospectus, at an exercise price of $9.80 per share of Common Stock (that being 140% of the initial public offering price per share of Common Stock). The Representative's Warrants will not be transferable prior to their initial exercise date except to successors in interest to the Representative and/or one or more officers of the Representative.


                                       48




    The Representative's Warrants will contain anti-dilution provisions providing for appropriate adjustment in the event of any recapitalization, reclassification, stock dividend, stock split or similar transactions. The Representative's Warrants do not entitle the Representative to any rights as a stockholder of the Company until such warrants are executed and the shares of Common Stock are purchased thereunder.

    The Representative's Warrants and the shares of Common Stock issuable thereunder may not be offered for sale to the public except in compliance with the applicable provisions of the Act. The Company has agreed that if it causes a post-effective amendment to the Registration Statement of which this Prospectus is a part, or a new registration statement or offering statement under
Regulation A, to be filed with the Securities and Exchange Commission ("Commission"), the Representative shall have the right during the life of the Representative's Warrants to include therein for registration the Representative's Warrants and/or the shares of Common Stock issuable upon their exercise at no expense to the Representative. Additionally, the Company has agreed that, upon demand by the holder(s) of at least 50% of the (i) total unexercised Representative's Warrants and (ii) shares of Common Stock issued upon the exercise of the Representative's Warrants, made on no more than two separate occasions during the exercise period of the Representative's Warrants, the Company shall use its best efforts to register the Representative's Warrants and/or any of the shares of Common Stock issuable upon the exercise thereof, provided that the Company has available current financial statements, the initial such registration to be at the Company's expense and the second at the expense of the holder(s).

    For the period during which the Representative's Warrants are exercisable, the holder(s) will have the opportunity to profit from a rise in the market value of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders of the Company. The holder(s) of the Representative's Warrants can be expected to exercise the warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Representative's Warrants. Such facts may materially adversely affect the terms on which the Company can obtain additional financing. To the extent that the Representative realizes any gain from the resale of the Representative's Warrants or the shares of Common Stock issuable thereunder, such gain may be deemed additional underwriting compensation under the Act.

    The Company has agreed to enter into a one year consulting agreement with the Representative, pursuant to which the Representative will act as financial consultant to the Company, commencing upon the closing date of this Offering. Under the terms of this agreement, the Representative, to the extent reasonably required in the conduct of the business of the Company and at the prior written request of the President of the Company, has agreed to evaluate the Company's managerial and financial requirements, assist in the preparation of budgets and business plans, advise with regard to sales planning and sales activities, and assist in financial arrangements. The Representative will make available qualified personnel for this purpose. The non-refundable consulting fee of $60,000 will be payable, in full, on the closing date of this Offering.

    The Company has agreed that it will engage a public relations firm acceptable to the Representative and the Company. The Company also has agreed to maintain a relationship with such public relations firm for minimum period of two years and on such other terms as are acceptable to the Representative.

    The Company has also agreed that, for a period of two years from the closing of this Offering, if it participates in any merger, consolidation or other transaction which the Representative has brought to the Company (including an acquisition of assets or stock for which it pays, in whole or in part, with shares of the Company's Common Stock or other securities), which transaction is consummated within three years of the closing of this Offering, then it will pay for the Representative's services an amount equal to 5% of the first $1.0 million of value paid or value received in the transaction, 4% of any consideration above $1.0 million and less than $2.0 million and 3% of any consideration in excess of $2.0 million and less than $3.0 million, 2% of any consideration above $3.0 million and less than $4.0 million and 1% of any consideration exceeding $4.0 million. The Company has also agreed that if, during this two-year period, someone other than the Representative brings such a merger, consolidation or other transaction to the Company, and if the Company in writing retains the Representative for consultation or other services in connection therewith, then upon consummation of the transaction the Company will pay to the Representative as a fee the appropriate amount as set forth above or as otherwise agreed to between the Company and the Representative.



                                       49




    The Company has agreed that for a period of one year from the date of this Prospectus the Company will not sell or otherwise dispose of any securities without the prior written consent of the Representative, which consent shall not be unreasonably withheld, with the exception of shares of Common Stock issued pursuant to the exercise of options, warrants or other convertible securities outstanding prior to the date of this Prospectus and described herein. The Company also has agreed that for a period of 18 months from the date of this Prospectus, the Company will not sell or issue any securities pursuant to Regulation S under the Securities Act without the Representative's prior written consent.

    The holders of all of the shares of Common Stock outstanding immediately prior to this Offering and the holders of all options and warrants to purchase Common Stock outstanding on the date hereof have agreed that for a period of 18 months from the date of this Prospectus they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock acquired prior to this Offering or purchasable under any option, warrant or convertible debt owned by them prior to this Offering, without the prior written consent of the Representative.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Act.

    The Representative has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    Prior to this Offering, there has been no public market for the Common Stock. The offering price of the securities being offered hereby was determined by negotiation between the Company and the Representative. Factors considered in determining such price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the future prospects of the Company, the ability of the Company's management, the earnings, net worth and financial condition of the Company, the general condition of the securities markets at the time of this Offering, and the prices of similar securities of comparable companies.

                                  LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by Reid & Priest LLP, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Representative by Harter, Secrest & Emery, Rochester, New York.

                                     EXPERTS

    The financial statements of the Company included in this Prospectus have been audited by BDO Seidman, LLP and Ferro, Berdon & Company, L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                         CHANGE IN INDEPENDENT AUDITORS

    In September 1996, the Company's Board of Directors retained BDO Seidman, LLP as its independent public accountants and replaced the Company's former auditors Ferro, Berdon & Company, L.L.P. as its independent public accountants. During the period Ferro, Berdon & Company, L.L.P. was retained, there were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to the Company's financial statements for the fiscal years ended December 25, 1993 and December 31, 1994 or up through the time of replacement which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. For the past two fiscal years, no accountant's report prepared by the former auditors contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Prior to retaining BDO Seidman, LLP, the Company had not consulted with BDO Seidman, LLP regarding accounting principles.



                                       50




                              AVAILABLE INFORMATION

    The Company has filed with the Commission, a Registration Statement on Form S-1 ("Registration Statement") under the Act, with respect to the shares of Common Stock offered hereby. This Prospectus, filed as a part of the Registration Statement, does not contain certain information set forth in or annexed as exhibits and schedules to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as a part thereof, which may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or copied upon request to the Public Reference Section of the Commission and payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.



                                       51





                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS


                                                                        PAGE
                                                                        ----

   Reports of Independent Certified Public Accountants ...........     F-2-F-3
   Consolidated Financial Statements:
      Balance Sheets .............................................       F-4
      Statements of Operations ...................................       F-5
      Statements of Changes in Stockholders' Equity ..............       F-6
      Statements of Cash Flows ...................................       F-7
      Summary of Significant Accounting Policies .................     F-8-F-10
      Notes to Consolidated Financial Statements .................     F-11-F-20




                                       F-1






               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GENERAL BEARING CORPORATION
West Nyack, New York

    We have  audited  the  accompanying  consolidated  balance  sheet of General
Bearing Corporation and subsidiaries as of December 31, 1994, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years ended December 25, 1993 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Bearing Corporation and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the years ended December 25, 1993 and December 31, 1994, in conformity with generally accepted accounting principles.

FERRO, BERDON & COMPANY, LLP

New York, New York
March 24, 1995



                                       F-2





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GENERAL BEARING CORPORATION
West Nyack, New York

    We have  audited  the  accompanying  consolidated  balance  sheet of General
Bearing Corporation and subsidiaries as of December 30, 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Bearing Corporation and subsidiaries as of December 30, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP

New York, New York
September 13, 1996, except for Note 15(a), which is as of October 10, 1996



                                       F-3




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                 DECEMBER 31,    DECEMBER 30,   SEPTEMBER 28,
                                                                                    1994            1995            1996
                                                                                 -----------     -----------    ------------
                                                                                                                 (UNAUDITED)
                                                          ASSETS
Current:
   Cash ....................................................................     $    66,953     $    50,735    $      8,551
   Accounts receivable -- trade, less allowance for
     doubtful accounts of $255,000, $255,000 and $294,000 ..................       5,586,661       6,044,042       4,828,985
   Inventories .............................................................      13,662,631      16,626,234      14,985,073
   Prepaid expenses and other current assets ...............................         210,141         184,139         149,675
   Advances to parent and affiliates .......................................         413,978         215,350         634,304
                                                                                 -----------     -----------    ------------
       Total current assets ................................................      19,940,364      23,120,500      20,606,588
                                                                                 -----------     -----------    ------------
Fixed assets, net ..........................................................       2,028,075       2,480,170       2,614,398
                                                                                 -----------     -----------    ------------
Investments and advances:
   Investments in affiliates ...............................................       1,568,867         687,454         687,454
   Advances to affiliate ...................................................         255,824         255,824         255,824
                                                                                 -----------     -----------    ------------
                                                                                   1,824,691         943,278         943,278
                                                                                 -----------     -----------    ------------
Deferred tax asset .........................................................           --            500,000          --
                                                                                 -----------     -----------    ------------
Other assets ...............................................................         349,436          42,460         234,740
                                                                                 -----------     -----------    ------------
Total Assets ...............................................................     $24,142,566     $27,086,408    $ 24,399,004
                                                                                 ===========     ===========    ============


                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current:
   Note payable -- bank ....................................................     $ 9,970,109     $10,862,894    $ 10,298,432
   Accounts payable:
       Trade ...............................................................       2,615,446       4,811,677       2,124,418
       Affiliates ..........................................................         724,859       1,398,525       2,110,938
   Accrued expenses and other current liabilities ..........................       1,944,074       1,467,563       1,648,477
   Accrued customer damage claims ..........................................           --          1,564,742         461,230
   Current maturities of long-term debt ....................................           --            222,840         222,840
                                                                                 -----------     -----------    ------------
     Total current liabilities .............................................      15,254,488      20,328,241      16,866,335
                                                                                 -----------     -----------    ------------
Long-term debt, less current maturities:
   Bank ....................................................................           --          1,225,740       1,058,610
   Parent ..................................................................       4,460,142       2,875,142       2,875,142
   Affiliates ..............................................................         758,173         716,422         733,750
                                                                                 -----------     -----------    ------------
     Total long-term liabilities ...........................................       5,218,315       4,817,304       4,667,502
                                                                                 -----------     -----------    ------------
Commitments and contingencies
Stockholders' equity:
   Preferred Stock par value $.01 per share -- shares
     authorized 1,000,000, none issued and outstanding .....................            --              --             --
   Common Stock par value $.01 per share -- shares
     authorized 19,000,000, issued and outstanding 3,000,000 ...............          30,000          30,000          30,000
   Additional paid-in capital ..............................................      23,654,524      23,654,524      23,654,524
                                                                                 -----------     -----------    ------------
   Deficit .................................................................     (20,014,761)    (21,743,661)    (20,819,357)
                                                                                 -----------     -----------    ------------
     Total stockholders' equity ............................................       3,669,763       1,940,863       2,865,167
                                                                                 -----------     -----------    ------------
Total Liabilities and Stockholders' Equity .................................     $24,142,566     $27,086,408    $ 24,399,004
                                                                                 ===========     ===========    ============


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                       F-4





                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  YEAR ENDED                         NINE MONTHS ENDED
                                                  ------------------------------------------    -----------------------------
                                                  DECEMBER 25,   DECEMBER 31,   DECEMBER 30,    SEPTEMBER 30,   SEPTEMBER 28,
                                                     1993            1994           1995            1995            1996
                                                  -----------    -----------    -----------     -----------     -----------
                                                                                                        (UNAUDITED)
Sales .........................................   $27,253,855    $37,031,669    $42,070,000     $31,962,550     $29,800,338
Cost of sales .................................    20,724,474     28,483,348     32,068,789      24,145,538      21,939,282
                                                  -----------    -----------    -----------     -----------     -----------
   Gross profit ...............................     6,529,381      8,548,321     10,001,211       7,817,012       7,861,056
Selling, general and administrative expenses ..     6,916,056      7,674,250      7,495,208       5,547,965       5,568,398
Provision(recovery) -- customer damage claims .        --             --         2,152,000       2,152,000        (100,959)
                                                  -----------    -----------    -----------     -----------     -----------
   Operating income (loss) ....................      (386,675)       874,071        354,003         117,047       2,393,617
                                                  -----------    -----------    -----------     -----------     -----------
Other (income) expense:
   Interest-net, including $-0-, $210,000,
     $180,000, $142,500 and $46,972 to parent .       512,965        989,912      1,428,451       1,036,461         969,313
   Equity in (income) loss of affiliate .......       182,802       (403,071)       (78,587)        (54,571)          --
   Other ......................................      (717,355)        32,268      1,233,039       1,118,261           --
                                                  -----------    -----------    -----------     -----------     -----------
                                                      (21,588)       619,109      2,582,903       2,100,151         969,313
                                                  -----------    -----------    -----------     -----------     -----------
Income (loss) before income tax (benefit) and
  extraordinary item ..........................      (365,087)       254,962     (2,228,900)     (1,983,104)      1,424,304
Income tax (benefit) ..........................         --             --          (500,000)          --            500,000
                                                  -----------    -----------    -----------     -----------     -----------
Income (loss) before extraordinary item .......      (365,087)       254,962     (1,728,900)     (1,983,104)        924,304
Extraordinary item -- settlement of debts at a
  discount ....................................     4,384,365        108,275          --              --              --
                                                  -----------    -----------    -----------     -----------     -----------
Net income (loss) .............................   $ 4,019,278    $   363,237    $(1,728,900)    $(1,983,104)    $   924,304
                                                  ===========    ===========    ===========     ===========     ===========
Income (loss) per common share:
   Income (loss) before extraordinary item ....   $      (.02)   $       .08    $      (.58)    $      (.66)    $       .31
   Extraordinary item .........................           .19            .04          --              --              --
                                                  -----------    -----------    -----------     -----------     -----------
   Net income (loss) ..........................   $       .17    $       .12    $      (.58)    $      (.66)    $       .31
                                                  ===========    ===========    ===========     ===========     ===========
Weighted average number of common shares ......    23,125,000      3,000,000      3,000,000       3,000,000       3,000,000
                                                  ===========    ===========    ===========     ===========     ===========


See accompanying summary of significant accounting policies and notes to consolidated financial statements.


                                       F-5




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                              10.5% CUMULATIVE,       5% CUMULATIVE,
                             SERIES B PREFERRED     SERIES A PREFERRED
                              STOCK, PAR VALUE       STOCK, PAR VALUE
                               $.01 PER SHARE        $894.50 PER SHARE       PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                              -----------------     -------------------     -----------------      -------------------    PAID-IN

                              SHARES     AMOUNT      SHARES      AMOUNT      SHARES    AMOUNT      SHARES       AMOUNT    CAPITAL
                              --------  -------     ---------  --------     --------- -------      --------  ---------   ----------
Balance, December 26, 1992 ..  1,000  $3,000,000    10,000   $ 8,945,000       --    $   --      24,000,000   $ 240,000   $ (44,650)

Cancellation of
  outstanding shares
  pursuant to Chapter XI
  reorganization ............ (1,000) (3,000,000)  (10,000)   (8,945,000)      --        --     (24,000,000)   (240,000) 12,177,800

Shares issued to World
  Machinery Company
  pursuant to Chapter XI
  reorganization ............   --        --          --          --           --        --       3,000,000      30,000     (29,900)

Settlement of debt at a
  discount ..................   --        --          --          --           --        --           --           --    11,451,274

Contributed capital .........   --        --          --          --           --        --           --           --       100,000

Net income ..................   --        --          --          --           --        --           --           --         --
                              ------  ---------   --------   --------      --------  --------    ----------   --------- -----------
Balance, December 25, 1993 ..   --        --          --          --           --        --       3,000,000      30,000  23,654,524

Net income ..................   --        --          --          --           --        --           --           --
                              ------  ---------   --------   --------      --------  --------    ----------   --------- -----------
Balance, December 31, 1994 ..   --        --          --          --           --        --       3,000,000      30,000  23,654,524

Net loss ....................   --        --          --          --           --        --           --           --         --
                              ------  ---------   --------   --------      --------  --------    ----------   --------- -----------
Balance, December 30, 1995 ..   --        --          --          --           --        --       3,000,000      30,000  23,654,524

Net income (unaudited) ......   --        --          --          --           --        --           --           --         --
                              ------  ---------   --------   --------      --------  --------    ----------   --------- -----------
Balance, September 28, 1996
  (unaudited) ...............   --    $   --          --     $    --           --    $   --       3,000,000   $  30,000 $23,654,524
                              ======  =========   ========   =========     ========  ========    ==========   ========= ===========


                                             DEFICIT
                                         -------------
Balance, December 26, 1992 ..........    $ (24,397,276)

Cancellation of
  outstanding shares
  pursuant to Chapter XI
  reorganization ....................           --

Shares issued to World
  Machinery Company
  pursuant to Chapter XI
  reorganization ....................           --

Settlement of debt at a
  discount ..........................           --

Contributed capital .................           --

Net income ..........................        4,019,278
                                             ---------
Balance, December 25, 1993 ..........      (20,377,998)

Net income ..........................          363,237
                                             ---------
Balance, December 31, 1994 ..........      (20,014,761)

Net loss ............................       (1,728,900)
                                             ---------
\Balance, December 30, 1995 ..........      (21,743,661)

Net income (unaudited) ..............          924,304
                                             ---------
Balance, September 28, 1996
  (unaudited) .......................    $ (20,819,357)
                                         =============


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                       F-6







                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   YEAR ENDED                         NINE MONTHS ENDED
                                                  -------------------------------------------   -----------------------------
                                                  DECEMBER 25,    DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                      1993            1994           1995           1995            1996
                                                  ------------    ------------   ------------   -------------   -------------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
   Net income (loss) ...........................  $ 4,019,278    $   363,237    $(1,728,900)    $(1,983,104)    $   924,304
   Add (deduct) noncash items charged (credited)
     to income:
       Extraordinary income ....................   (4,384,365)      (108,275)       --              --              --
       Deferred income taxes ...................      --             --            (500,000)        --              500,000
       Depreciation and amortization ...........      540,253        505,447        520,082         302,097         414,203
       Equity in (income) loss of affiliate ....      182,802       (403,071)       (78,587)        (54,571)        --
       Revaluation of equity investment ........      --             --             960,000         960,000         --
       Revaluation of goodwill .................      --             --              93,333          93,333         --
       (Gain) loss on disposal of equipment and
        improvements ...........................      --             (24,073)       144,967
       Other ...................................      (38,172)        (9,787)        64,928          64,928         --
       Add (deduct) changes in operating assets
        and liabilities:
          Accounts receivable ..................     (517,949)    (1,345,403)      (457,381)        314,658       1,215,057
          Inventories ..........................     (523,371)    (4,757,159)    (2,963,603)     (1,541,923)      1,641,161
          Prepaid expenses and other assets ....       13,845       (183,484)       169,234         221,936        (160,387)
          Due to (from) affiliates .............      (17,693)      (399,601)       617,296         (41,935)        828,869
          Accounts payable and accrued
           expenses ............................      930,688      1,665,002      1,788,263       1,128,547      (2,506,345)
          Accrued customer damage claims .......      --             --           1,564,742       1,824,547      (1,103,512)
                                                  ------------    ------------   ------------   -------------   -------------
             Net cash provided by (used in)
               operating activities ............      205,316     (4,697,167)       194,374       1,288,513       1,753,350
                                                  ------------    ------------   ------------   -------------   -------------
Cash flows from investing activities:
   Equipment purchases .........................     (156,412)      (253,892)    (1,111,653)       (940,831)       (545,860)
   Sale of machinery ...........................      --              86,000        --              --              --
   Net cash from acquisition ...................      291,846        --             --              --              --
                                                  ------------    ------------   ------------   -------------   -------------
             Net cash provided by (used in)
               investing activities ............      135,434       (167,892)    (1,111,653)       (940,831)       (545,860)
                                                  ------------    ------------   ------------   -------------   -------------
Cash flows from financing activities:
   Proceeds from long-term debt ................      --             --           1,560,000       1,560,000         --
   Repayment of long-term debt .................     (562,210)       --            (111,420)        (55,710)       (167,130)
   Increase (decrease) in note payable -- bank .      --           4,158,002        892,785        (634,601)       (564,462)
   Proceeds from long-term debt and other
     balances -- parent ........................      500,000        500,000        --              --              --
   Repayment of long-term debt and other
     balances -- parent ........................      --             (50,918)    (1,440,304)     (1,278,258)       (518,082)
                                                  ------------    ------------   ------------   -------------   -------------
             Net cash provided by (used in)
               financing activities ............      (62,210)     4,607,084        901,061        (408,569)     (1,249,674)
                                                  ------------    ------------   ------------   -------------   -------------
Net increase (decrease) in cash ................      278,540       (257,975)       (16,218)        (60,887)        (42,184)
Cash, beginning of period ......................       46,388        324,928         66,953          66,953          50,735
                                                  ------------    ------------   ------------   -------------   -------------
Cash, end of period ............................  $   324,928    $    66,953    $    50,735     $     6,066     $     8,551
                                                  ============    ============   ============   =============   =============

See accompanying summary of significant accounting policies and notes to consolidated financial statements.


                                      F-7







                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)

THE COMPANY

    General Bearing Corporation ("Company" or "General") manufactures, sources, assembles and distributes a variety of bearing components and bearing products, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings under the Hyatt(R) and The General(R) trademarks. The Company supplies original equipment manufacturers and the industrial aftermarket principally in the United States and Canada. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, office equipment, machinery and appliances. The Company is a wholly-owned subsidiary of World Machinery Company ("World" or "Parent").

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of General and its majority-owned subsidiaries. Investments in 20%- to 50%-owned companies are accounted for on the equity method.

    All significant intercompany accounts and transactions have been eliminated.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

FIXED ASSETS

    The cost of depreciable plant and equipment is depreciated for financial reporting purposes over the estimated useful lives using the straight-line or declining balance methods. The estimated lives for each property classification are as follows:


Machinery and equipment ...............                            3 to 10 years
Furniture and fixtures ................                                 10 years
Transportation equipment ..............                             3 to 5 years
Leasehold improvements ................   Lesser of life of lease or useful life

    Expenditures for maintenance, repairs and minor renewals or betterments are charged against income. Major renewals and replacements are capitalized.

REVENUE RECOGNITION

    The Company recognizes revenue when products are shipped.

REPORTING PERIOD

    The reporting period for the Company is a 52-53 week period ending on the last Saturday in December. There were 52 weeks in the periods ended 1993 and 1995 and 53 weeks in the period ended 1994.

INCOME TAXES

    The Company files a consolidated Federal income tax return with its Parent and separate state and local tax returns. Federal income taxes are calculated as if the Company filed its tax return on a separate return basis.



                                       F-8




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosures of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet.

    The fair values of financial instruments, including cash, accounts receivable and accounts payable, approximate their carrying value because of the current nature of these instruments. The carrying amounts of the Company's note payable -- bank and long-term debt -- bank approximate fair value because the interest rates on these instruments are subject to changes with market interest rates. It is not practical to determine the fair value of receivables from, payables to and long-term debt payable to the parent and affiliates because the repayment terms are subject to management's discretion. Effective December 31, 1995, the balances bear interest at 8% which is accrued monthly.

CONCENTRATIONS OF CREDIT RISK

    The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

LONG-LIVED ASSETS

    Long-lived assets, such as goodwill and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The Company elected early adoption of this standard and has, accordingly, written down its goodwill as of December 30, 1995 (Note 10).

RECENT ACCOUNTING STANDARDS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 encourages entities to adopt the fair value method in place of the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for all arrangements under which employees receive shares of stock or other equity instruments



                                       F-9




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. The Company does not anticipate adopting the fair value method encouraged by SFAS No. 123 and will account for such transactions in accordance with APB No. 25.

EARNINGS PER COMMON SHARE

    Earnings per common share are computed on the basis of the weighted average number of common shares outstanding during the year.


    Supplementally earnings (loss) per share for the year ended December 30, 1995 and the nine months ended September 28, 1996 was ($.46) and $.33, respectively. These calculations reflect the number of shares that will be issued in connection with the proposed initial public offering for the purpose of paying down $2,100,000 of the Revolving Credit Facility.


DEFERRED REGISTRATION COSTS

    Costs in connection with the proposed public offering have been deferred and are included in other assets. These costs will be offset against the proceeds of a successful offering, or expensed if the proposed offering is not consummated.

INTERIM FINANCIAL INFORMATION

    The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 28, 1996 are not necessarily indicative of the results that may be expected for the year ending December 28, 1996.



                                      F-10




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



1. INVENTORIES

    Inventories consist of the following:

                                                            DECEMBER 31,    DECEMBER 30,   SEPTEMBER 28,
                                                                1994            1995           1996
                                                            ------------    ------------   -------------
Finished goods ..........................................    $ 8,597,545     $11,134,414    $  8,938,913
Raw materials, purchased parts and work-in-process ......      5,065,086       5,491,820       6,046,160
                                                            ------------    ------------   -------------
                                                             $13,662,631     $16,626,234    $ 14,985,073
                                                            ============     ===========   =============

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                            DECEMBER 31,    DECEMBER 30,   SEPTEMBER 28,
                                                                1994            1995           1996
                                                            ------------    ------------   -------------
Machinery and equipment .................................    $ 5,185,392      $6,071,074     $ 6,400,526
Furniture and fixtures ..................................        601,303         608,468         808,459
Leasehold improvements ..................................        821,318         389,729         431,207
Transportation equipment ................................        119,088          88,893          63,832
                                                            ------------    ------------   -------------
                                                               6,727,101       7,158,164       7,704,024
Less: Accumulated depreciation and amortization .........      4,699,026       4,677,994       5,089,626
                                                            ------------    ------------   -------------
                                                             $ 2,028,075      $2,480,170     $ 2,614,398
                                                            ============     ===========   =============

    Depreciation and amortization expense was $540,253, $505,447 and $518,368 for the years 1993, 1994 and 1995, respectively. Depreciation and amortization expenses for the nine months ended 1995 and 1996 were $302,097 and $411,632, respectively.

    The Company purchased, through an affiliate, $750,000 of machinery and equipment in 1995 which has not been placed into service.

3. OTHER ASSETS

    Other assets consist of the following:

                                                            DECEMBER 31,    DECEMBER 30,   SEPTEMBER 28,
                                                                1994            1995           1996
                                                            ------------    ------------   -------------
Security deposits and other .............................    $   111,103      $   20,174     $    15,025
Deferred loan costs .....................................         --              22,286          19,715
Miscellaneous receivables ...............................        145,000          --              --
Deferred charges relating to the offering ...............         --              --             200,000
Goodwill, net of accumulated amortization
   of $6,667 (Note 10) ..................................         93,333          --              --
                                                            ------------    ------------   -------------
                                                             $   349,436      $   42,460        $234,740
                                                            ============     ===========   =============


                                      F-11




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



4. INVESTMENTS AND ADVANCES

                                                                     DECEMBER 31,   DECEMBER 30,   SEPTEMBER 28,
                                                                         1994           1995           1996
                                                                     ------------   ------------   -------------
Investments in affiliates:
   50%-owned,  at equity -- Alurop Trading Corp., a Panamanian holding company whose principal asset is 100% of the capital
      stock of WMW Machinery of New Jersey, Inc.(a)(b) ...........    $  977,479     $  --          $  --
   Less than 50%-owned at equity:
       Shanghai General Bearing Company Ltd. (25%-owned)
       and Wafangdian Hyatt Bearing Manufacturing Co.
       Ltd. (25%-owned)(c) .......................................       591,388        687,454        687,454
                                                                     ------------   ------------   -------------
                                                                      $1,568,867     $  687,454     $  687,454
                                                                     ============   ============   =============
Advances to Parent and affiliates:
   Current:
       Parent(d) .................................................    $  260,918     $  116,222     $  634,304
       Shar General Corp.(e) .....................................        97,795         57,094        --
       All others ................................................        55,265         42,034        --
                                                                     ------------   ------------   -------------
                                                                      $  413,978     $  215,350     $  634,304
                                                                     ============   ============   =============
   Long-term:
       General IKL Corp. (see Note 11(e)) ........................    $  255,824     $  255,824     $  255,824
                                                                     ============   ============   =============

____________________

(a) Condensed financial data of WMW Machinery of New Jersey, Inc. ("WMW") is as follows:


    BALANCE SHEET

          DECEMBER 31, 1994
          -----------------
          Assets
          Current assets .................................       $      121,000
          Other assets ...................................              523,000
          Investment in redeemable
            preferred stock -- affiliate .................           12,049,000
                                                                 --------------
                                                                 $   12,693,000
                                                                 ==============

          Liabilities
          Accounts payable ...............................       $    9,121,000
          Other current liabilities ......................              845,000
          Notes and other payables -- affiliates .........              772,000
                                                                 --------------
                                                                 $   10,738,000
                                                                 ==============
          Stockholders' equity ...........................       $    1,955,000
                                                                 ==============


    STATEMENT OF OPERATIONS

          YEAR ENDED DECEMBER 31, 1994
          ----------------------------
          Net sales ......................................       $      146,000
          Operating loss .................................              (57,000)
          Net income .....................................              578,000


(b) On January 27, 1988, the Company invested $15,000 in Alurop Trading Corp. The Company was obligated to advance working capital to fund operating expenses, including payroll, advertising, administration and sales costs of the joint venture as required.



                                      F-12




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


4. INVESTMENTS AND ADVANCES -- (CONTINUED)

    During 1995, the Company revalued its equity investment in Alurop Trading Corp. to properly reflect its share of equity to be realized from the investment. In February 1995, the Company brought an action against the other 50% shareholder in Alurop, since it was unable to amicably resolve its dispute with this party, who also had been a principal supplier to WMW. Accordingly, the Company has written off its investment in Alurop due to the uncertainties relating to this litigation (Note 12(d)), the limited operations of WMW (Alurop's only asset) and the uncertain value of WMW's investment in preferred stock. (Note 10).


(c) At December 30, 1995, the Company's investment in Shanghai General Bearing Company Ltd., ("SGBC") was $687,454. SGBC was formed in June 1987 for an initial term of ten years. During 1996, the Company extended the term to June 2008 and can further extend the term for an additional ten year interval upon six months notice and unanimous consent of SGBC's board of directors. The Company is not required to contribute additional capital. Upon receipt of $1,375,000 in dividends, the Company will cease to receive any further dividends. Furthermore, after termination of the joint venture, all equipment and machinery contributed by the Company will be turned over to the joint venture partner without compensation to the Company. Condensed financial data of SGBC are as follows:

    BALANCE SHEETS

                                                     DECEMBER 31,   DECEMBER 30,
                                                         1994           1995
                                                      -----------   ------------
         Current assets .....................         $2,663,000    $ 2,585,000
         Total assets .......................          6,512,000      6,293,000
         Current liabilities ................          3,318,000      3,319,000
         Total liabilities ..................          3,318,000      3,336,000
         Stockholders' equity ...............          3,194,000      2,957,000


                                                     YEAR ENDED
                                    --------------------------------------------
                                    DECEMBER 25,    DECEMBER 31,   DECEMBER 30,
                                         1993            1994           1995
                                    -------------   -------------  -------------
         Net sales ...............    $2,947,000      $5,875,000     $7,321,000
         Gross profit ............        59,000       1,352,000      1,586,000
         Operating income ........       261,000         521,000        438,000
         Net income ..............       260,000         456,000        384,000


    At December 30, 1995, the Company's investment in Wafangdian-Hyatt Bearing Manufacturing Co. Ltd. ("Wafangdian- Hyatt") had no value. Wafangdian-Hyatt was formed in October 1990 for an initial term of ten years; however, this joint venture was terminated by the end of 1996. Provisions with respect to distributions and termination are substantially similar in all material respects to those of SGBC.

(d) Includes accrued interest payable to the Parent of $150,000, $300,000 and $412,500 as of December 31, 1994, December 30, 1995 and September 28, 1996, respectively, relating to the subordinated note (Note 7).

(e) The Company made advances on behalf of World's 50% owned joint venture affiliate. The amounts due do not bear interest.

5. NOTE PAYABLE -- BANK

    The Company is obligated to a bank under a revolving line of credit which expires on July 1, 1998 and a term loan (see Note 7). The loan and security agreement provides the Company with a secured line of credit of up to $15 million for working capital, acceptances and letters of credit.



                                      F-13




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


5. NOTE PAYABLE -- BANK -- (CONTINUED)

    Borrowings under the credit line are based upon percentage formulas relating to accounts receivable and inventories. The maximum amount available is reduced by the term loan balance outstanding. Interest on the outstanding obligation is payable at the bank's prime rate plus 2%, or 10.25% at September 28, 1996. The loan is secured by all of the Company's inventories, accounts receivable, general intangibles, and certain machinery and equipment. The loan and security agreement also contains certain restrictive covenants which include, among others, the maintenance of financial ratios relating to working capital and net worth, limitations on capital expenditures and payment of dividends, and prepayment penalties. At December 30, 1995, the Company was in violation of certain loan covenants; however, the bank agreed to waive those violations and amended the covenants going forward.

    Commitments under letters of credit amounted to approximately $470,000 at September 28, 1996.

6. TAXES ON INCOME

  Provisions for Federal, state and local income taxes consist of the following:

                                                 YEAR ENDED                          NINE MONTHS ENDED
                                 -------------------------------------------   -----------------------------
                                 DECEMBER 25,   DECEMBER 31,    DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                    1993           1994            1995           1995            1996
                                 ------------   ------------    ------------   -------------   -------------
Deferred (benefit):
   Federal ...................   $   --         $   --          $  (473,000)   $      --        $   473,000
   State and local ...........       --             --              (27,000)          --             27,000
                                 ------------   ------------    ------------   -------------   -------------
                                 $   --         $   --          $  (500,000)   $      --        $   500,000
                                 ============   ============    ============   =============   ============

    The major elements contributing to the difference between the Federal statutory rate and the Company's effective tax rate are as follows:



                                                 YEAR ENDED                          NINE MONTHS ENDED
                                 -------------------------------------------   -----------------------------
                                 DECEMBER 25,   DECEMBER 31,    DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                    1993           1994            1995           1995            1996
                                 ------------   ------------    ------------   -------------   -------------
Statutory rate                      34.0%          34.0%          (34.0)%        (34.0)%          34.0%
Increase (decrease) in
   valuation allowance (due
   primarily to non-utilization
   of net operating loss)          (35.8)         (41.8)            9.1           33.0            (1.3)
Permanent differences                1.8            7.8            (1.0)           1.0             2.4
                                   -----          -----           -----          -----           -----
                                     -- %           -- %          (25.9)%          --  %          35.1%
                                   =====          =====           =====          =====           =====

    Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31,    DECEMBER 30,   SEPTEMBER 28,
                                                                  1994            1995           1996
                                                              -----------     -----------    ------------
Gross deferred tax assets:
   Accounts receivable allowances                            $     90,000   $     90,000    $     88,000
   Net operating loss carryforwards                             4,230,000      4,693,000       4,282,000
   Other                                                          189,000        336,000         104,000
                                                              -----------     -----------    ------------
                                                                4,509,000      5,119,000       4,474,000
Gross deferred tax liabilities:
   Plant and equipment, depreciation differences                 (514,000)      (351,000)       (280,000)
                                                              -----------     -----------    ------------
                                                                3,995,000      4,768,000       4,194,000
   Valuation allowance                                         (3,995,000)    (4,268,000)     (4,194,000)
                                                              -----------     -----------    ------------
                                                             $      --      $    500,000    $      --
                                                              ===========     ===========    ============



                                      F-14




                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



6. TAXES ON INCOME -- (CONTINUED)

    Management believes that the remaining portion of the deferred tax (benefit) asset will more likely than not be fully realized based on the Company's historical earnings and future expectations of adjusted taxable income.

    As of December 30, 1995, the Company has Federal tax loss carryovers of approximately $13.2 million expiring at various dates through the year 2010.

7. LONG-TERM DEBT

                                                                  DECEMBER 31,   DECEMBER 30,   SEPTEMBER 28,
                                                                      1994           1995            1996
                                                                  ------------   ------------   -------------
Bank:
   $1,560,000 three year loan from the same bank referred to in
     Note 5.  Interest is  calculated  at the bank's prime rate plus 2%;  10.25%  at  September  28,  1996;  principal  of
     $18,570 plus inter- est is payable  monthly,  through June
     1, 1998 with final payment of $910,050 due July 1, 1998...   $  --          $1,448,580     $ 1,281,450
   Less: Current maturities ...................................      --             222,840         222,840
                                                                  ------------   ------------   -------------
                                                                     --           1,225,740       1,058,610
                                                                  ------------   ------------   -------------


Parent:
   6%subordinated  promissory  note due December 1998. Interest is accruable  but is to be paid  annually  only out of net income in excess of $400,000.  The note is subordinated to the rights of all  creditors  and are secured by machinery and  equipment  having a net book  value of  approximately
     $1,400,000 at December 30, 1995...........................     2,500,000     2,500,000       2,500,000

   Noninterest-bearing   promissory  note,  payable  in  annual
     installments  of $125,000  commencing  December  1993. The
     1993 and 1994 installments were defer- red until, and paid
     in, 1995. Repayment is subject to management discretion...       750,142       375,142         375,142

   6%loan  payable  due  December  1995,   inter-  est  payable
     quarterly ................................................     1,000,000        --              --

   Accrued interest ...........................................       210,000        --              --
                                                                  ------------   ------------   -------------
                                                                    4,460,142     2,875,142       2,875,142
                                                                  ------------   ------------   -------------


 Affiliates:
   General-IKL Corp. (see Note 11(e)) .........................       758,173       716,422         733,750
                                                                  ------------   ------------   -------------
                                                                  $ 5,218,315    $4,817,304     $ 4,667,502
                                                                  ============   ============   =============

    At December 30, 1995, aggregate principal payments for the long-term bank debt agreements are $222,840 in 1996, $222,840 in 1997 and $1,000,900 in 1998.
The repayment terms of the long-term debt parent and affiliates are stated above or are at the discretion of management.



                                      F-15



                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



8. DISCRETIONARY PROFIT SHARING PLAN

    The Company and certain of its affiliates maintain profit sharing plans covering eligible salaried and nonunion employees. Contributions are made to the plans at the discretion of the management of the companies. The Company made contributions of $30,000 and $60,000 for 1993 and 1994. There were no contributions recorded in 1995. For the nine months ended 1996, the Company recorded accrued contributions of $30,000.

9. PROVISION FOR CUSTOMER DAMAGE CLAIMS

    In 1995, the Company was notified that certain wheel bearings supplied to the railroad industry did not meet specifications. As a result, substantially all these bearings previously sold were recalled to be reworked. In connection with this recall, the Company made a special provision against earnings of $2,152,000 in the year ended December 30, 1995, representing the estimated liability for rework costs and customer damage claims.

10. OTHER (INCOME) EXPENSE

    Other (income) expense consists of:

                                         DECEMBER 25,   DECEMBER 31,    DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                             1993           1994            1995           1995            1996
                                         ------------   ------------    ------------   -------------   -------------
Revaluation of equity investment
  (Note 4 (b)) .......................   $    --        $    --         $   960,000    $    960,000    $   --
Revaluation of goodwill (Note 3) .....        --             --              93,333          93,333        --
Interest income ......................      (436,244)        --              --              --            --
Litigation settlement ................      (235,013)        --              --              --            --
Other ................................       (46,098)       (32,268)        179,706          64,928        --
                                         ------------   ------------    ------------   -------------   -------------
                                         $  (717,355)   $   (32,268)    $ 1,233,039    $  1,118,261    $   --
                                         ============   ============    ============   =============   =============

    The Company incurred interest expense of $512,965, 989,912 and $1,428,451 in 1993, 1994 and 1995, respectively. For the nine months ended 1995 and 1996, the Company incurred interest expense of $1,036,461 and $1,034,841, respectively.

11. TRANSACTIONS WITH AFFILIATES

    (a) The Company made purchases of approximately $5.3 million, $6.9 million and $9.1 million from affiliates in 1993, 1994 and 1995, respectively. For the nine months ended 1995 and 1996, the Company made purchases of approximately $6.7 million and $6.4 million, respectively. Accounts payable -- affiliates relate primarily to these purchases.

    (b) General shares office facilities and provides services for several affiliates. General charged these affiliates $108,000, $115,000 and $120,000 in 1993, 1994 and 1995, respectively. General charged these affiliates $90,000 for each of the nine months ended 1995 and 1996.

    (c) General leases property, including its corporate headquarters, from Gussack Realty Company ("Realty"), which is owned by shareholders of World. Rent and real estate taxes paid to Realty were approximately $786,000, $923,000 and $861,000 in 1993, 1994 and 1995, respectively (see Note 12). For the nine months ended 1995 and 1996, the Company paid rent and real estate taxes of approximately $786,000 and $725,000 respectively (Note 15(c)).



                                      F-16





                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


11. TRANSACTIONS WITH AFFILIATES -- (CONTINUED)

    (d) The Company made payments for and advances to World, World subsidiaries and joint ventures and certain affiliates for payroll, benefits, and other expenses. Such payments aggregated approximately $84,000, $1,708,000 and $1,742,000 for the fiscal years ended 1993, 1994 and 1995, respectively. For the nine months ended 1995 and 1996, such payments amounted to approximately $1,262,000 and $1,204,000, respectively.

    (e) The amounts receivable from and payable to General-IKL Corp., a corporate joint venture with a manufacturer located in the former Republic of Yugoslavia, are restricted due to the suspension of economic activity with that country. The Company believes that it will have the right to offset amounts due from General-IKL Corp. against amounts due to General-IKL Corp., when the restrictions are removed.

12. COMMITMENTS AND CONTINGENCIES

    (a) Effective January 1996, the Company completed a move to new facilities owned by Realty. Existing obligations under a long-term lease for the previous facilities, also owned by Realty, were waived. The facilities are currently leased on a month-to-month basis.

    Rent expense consists of the following:

                                                            YEAR ENDED                         NINE MONTHS ENDED
                                            ------------------------------------------   ------------------------------
                                            DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,    SEPTEMBER 28,
                                                1993           1994           1995            1995            1996
                                            ------------   ------------   ------------   -------------    -------------
Gross rent paid (excluding taxes) .......   $   596,016    $   756,555    $   748,320    $   556,965      $   556,965
Less: Reimbursed from related
  companies .............................      (108,000)      (123,791)      (224,820)      (168,615)         (19,500)
                                            ------------   ------------   ------------   -------------    -------------
                                            $   488,016    $   632,764    $   523,500    $   388,350      $   537,465
                                            ============   ============   ============   =============    =============

    (b) The Company is obligated under an operating lease for manufacturing facilities in New Jersey through May 1999. The lease requires payment of real estate taxes, insurance and maintenance. Rent expense was $238,000, $204,000 and $204,000 in 1993, 1994 and 1995, respectively. Rent expense for each of the nine-month periods ended 1995 and 1996 was $153,000 and $162,000, respectively.

    Minimum annual rentals as of December 30, 1995, under this lease, are as follows:


          YEAR                                       AMOUNT
          ----                                       ------
          1996 ..................................  $ 216,000
          1997 ..................................    219,500
          1998 ..................................    239,500
          1999 ..................................    105,000
                                                   ---------
                                                   $ 780,000
                                                   =========

    (c) The Company has a management consulting and noncompetition agreement with a former officer and stockholder. The agreement, which commenced as of July 1, 1980, provides for quarterly payments aggregating $35,000 per annum for twenty years. As of December 30, 1995, future payments required under the agreement total $157,500.



                                      F-17



                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



12. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

    (d) In 1995, General and WMW Machinery of New Jersey, Inc. (formerly WMW Machinery, Inc.) commenced an action for damages in the United States District Court for the Southern District of New York against the successor to a former East German Foreign Trade Organization and certain other German parties.

    The defendants filed an answer and counterclaim which included a claim against General in the amount of $9,507,337 for allegedly failing to provide the working capital requirements of WMW Machinery of New Jersey, Inc.

    Management believes the claim against the Company to be entirely without merit and anticipates that the claim will have no material impact on the Company.

    The Company is subject to other proceedings and claims in the normal course of business. Management presently believes that the disposition of all such known proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, operations or liquidity.

    (e) General is party to a trademark license agreement which provides for increasing annual fees of between $25,000 and $35,000 through 1999, and $35,000 per year plus an inflation factor thereafter until 2009. The agreement contains an acceleration clause which provides for immediate payment of all remaining fees in the event of breach of contract.

    (f) The Company has guaranteed certain of Realty's outstanding obligations of approximately $1.2 million to a bank and other parties.


13. SUPPLEMENTAL CASH FLOW INFORMATION

    For the periods ended December 25, 1993, December 31, 1994 and December 30, 1995, the Company paid interest of approximately $518,000, $745,000, and $1,257,000, respectively. For the nine months ended 1995 and 1996, the Company paid interest of approximately $1,031,000 and $1,043,000, respectively. In December 1993, the Company settled a debt with its Parent resulting in a non-cash contribution to capital of $11,451,274.


14. DISCHARGE FROM CHAPTER XI -- PLAN OF REORGANIZATION

    In December 1993, General successfully emerged from a Chapter XI bankruptcy proceeding which commenced in September 1991. Prior to the reorganization the Company's common stock was owned 75% by Faiga Tuba Corporation, 18.75% by Harold Geneen and 6.25% by Robert Duncan. The Series A Preferred Stock was owned 100% by Faiga Tuba Corporation. Faiga Tuba Corporation was owned 100% by Seymour Gussack, his wife and children. World Machinery Company immediately subsequent to the reorganization was owned approximately 80% by Seymour Gussack, his wife and children and 20% by Harold Geneen. In connection with the plan of reorganization, the following significant transactions occurred:

    (a) 100% of the common stock of General was acquired by World (see (b) below). (The shareholders of World, while not identical, were similar to the former owners of General).


    (b) General was obligated to World for $14,701,416 (the "Obligation") resulting from World's purchase for $2,000,000 of a General obligation from the Wells Fargo Bank. The Obligation was satisfied by the issuance of a 6% secured promissory note in the amount of $2,500,000, a $750,142 unsecured promissory note and the issuance of 1,000 shares of Common Stock (3,000,000 as adjusted for a 3000-for-one stock split as of October 10, 1996). The difference between the face value of the Obligation and the settled amounts ($11,451,274) has been recorded as a contribution to capital. The original obligation of General to the Wells Fargo Bank was a $12,000,000 six year term loan bearing interest at 13% per annum. The term loan was payable in three equal annual installments from October 1992 to October 1994 and was secured by the property, plant, equipment and intangible assets of General.



                                      F-18


                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)


14. DISCHARGE FROM CHAPTER XI -- PLAN OF REORGANIZATION -- (CONTINUED)

    (c) To assist General with its plan of reorganization, World agreed to make advances of up to $1,200,000; $500,000 was advanced on December 25, 1993 and $500,000 was advanced in January 1994 (see Note 7).

    (d) Unsecured creditors were offered a cash settlement equal to 5% of their outstanding pre-petition claims or in the alternative, 10% of such claims payable 2% per year for five years. Substantially all of the creditors opted for the cash settlement; the discount applicable to the five year settlements were immaterial.

    (e) The holders of the Company's redeemable Series B preferred stock, its Series A preferred stock and its common stock received no consideration.

    (f) The Company entered into a financing agreement with the Bank of New York Commercial Corporation ("BNYCC") replacing its existing arrangement with BNYCC.

    In connection with the plan of reorganization, the Company settled its pre-petition obligations at a discount. A summary of the income arising from this settlement follows:



 Reduction in obligations owing to:

   Unsecured creditors and reversals of accruals ..........    3,974,380
   Affiliates and shareholders ............................      409,985
                                                              ----------
                                                              $4,384,365
                                                              ==========


15. SUBSEQUENT EVENTS

    (a) In connection with a proposed initial public offering of its common stock, the Company, on October 10, 1996, filed an amendment to its Certificate of Incorporation, increasing the authorized common shares from 10,600 to 19,000,000 and changing its $.10 par value per common share to $.01 par value, and effected a 3,000-for-one stock split. Additionally, the amendment authorizes 1,000,000 shares of preferred stock $.01 par value per share. The Board of Directors is authorized to fix the rights, preferences, privileges and restrictions of any series of preferred stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares of such series then outstanding). All shares and per share data in the consolidated financial statements have been adjusted to give retroactive effect to the stock split.

    (b) Upon the successful completion of this Offering, the Company will adopt the 1996 Stock Option and Performance Award Plan ("1996 Plan"), which authorizes the granting to directors, officers and key employees of the Company of incentive or nonqualified stock options, performance shares, restricted shares and performance units. The 1996 Plan covers up to 500,000 shares of common stock. Subject to the completion of the proposed offering, 257,500 options at the offering price will be granted.



                                      F-19



                  GENERAL BEARING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

        (Information Related to the Nine Months Ended September 30, 1995
                      and September 28, 1996 is Unaudited)



15. SUBSEQUENT EVENTS -- (CONTINUED)

    The exercise of any incentive stock option granted to an eligible employee may not be less than 100% of the fair market value of the shares underlying such option on the date of grant, unless such employee owns more than 10% of the outstanding common stock or stock of any subsidiary or parent of the Company, in which case the exercise price of any incentive stock option may not be less than 110% of such fair market value. No option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of the common stock or stock of any subsidiary or parent of the Company, no more than five years from its date of grant. Options are not transferable, except upon the death of the optionee. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately expire, and any options that are exercisable expire three months following termination of employment, if such termination is not the result of death or retirement, two years following such termination if such termination was because of death and one year following such termination if such termination was because of disability or retirement under the provisions of any retirement plan that may be established by the Company, or with the consent of the Company.

    (c) In November, 1996, the Company entered into a seven year lease expiring on October 31, 2003, with Realty, which provides for minimum annual lease payments of $912,840 plus rent increases beginning in 1998 of at least 106% of the next preceding year's rent. Additionally, the Company signed sublease agreements with World and an affiliate of World, to sublease a portion of the Company's space. The subleases run concurrent with the lease noted above and provide for aggregate minimum annual rents of $170,220 plus rent increases beginning in 1998 of at least 106% of the next preceding year's rent.



                                      F-20




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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                           __________________________

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary .....................................................       3
The Company ............................................................       3
Risk Factors ...........................................................       7
Company History ........................................................      16
Dilution ...............................................................      18
Use of Proceeds ........................................................      20
Dividend Policy ........................................................      20
Capitalization .........................................................      21
Selected Financial Data ................................................      22
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition ............................................................      24
Business ...............................................................      29
Management .............................................................      37
Certain Relationships and Related
  Transactions .........................................................      41
Principal Stockholder ..................................................      44
Description of Securities ..............................................      45
Shares of Common Stock Eligible for
  Future Sale ..........................................................      47
Underwriting ...........................................................      48
Legal Matters ..........................................................      50
Experts ................................................................      50
Change in Independent Auditors .........................................      50
Available Information ..................................................      51
Index to Financial Statements ..........................................     F-1



Until March 4, 1997, all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
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                                 900,000 SHARES


                                     [LOGO]

                                 GENERAL BEARING
                                   CORPORATION

                                  COMMON STOCK



                                   __________

                                   PROSPECTUS
                                   __________




                             H.J. MEYERS & CO., INC.




                                FEBRUARY 7, 1997


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